SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

2Q22 Highlights

- Adjusted EBITDA of R$ 1.5 billion in 2Q22 (+6.2% vs. 2Q21)
- Impacts of the Enactment of Federal Law 14,385/2022
  Negative effect of R$811 million on Ebitda and R$1.2 billion on Net Income
- Leverage of 1.3x EBITDA and operating cash generation of BRL 1.4 billion in 2Q22
- Payment of BRL 1.6 billion in earnings on 06.30.22
- Personnel cost reduction in real terms of 12.9% (2Q22 vs. 2Q21)
- Copel Distribuição registered as a publicly-held company in category "B"
- Copel Distribuição Wins Abradee Award in the Management Quality and Best of the South categories
- Copel Distribuição Tariff Adjustment - average effect 4.9%
- Adjustment of Allowed Annual Revenues ("RAPs") - total of R$ 1.4 billion
- Copel among the best in the Merco Responsibility ESG ranking

Results Webcast

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RESULTS | 2Q22

COPEL
Pura Energia

List of contents

1. Consolidated Results 2
1.1 EBITDA 2
1.2 Operating Revenue 3
1.3 Operational Costs and Expenses 4
1.3.1 Provision for allocation of PIS and Cofins credits 6
1.4 Equity in Earnings of Subsidiaries 6
1.5 Financial Results 6
1.6 Consolidated Net Income 7
1.7 Debt 8
2. Investment 9
2.1 Investment Policy 9
2.2 Investment Program 9
2.3 Projects Under Construction 10
3. Copel Geração e Transmissão 11
(Consolidated Results) 11
3.1 Financial Performance 11
3.2 Operacional Performance 13
3.2.1 Generation 13
3.2.2 Hydro and Wind Generation 13
3.2.3 Thermal Generation 14
3.3 Transmission 14
3.3.1 RBSE Reprofiling 15
4. Copel Distribuição 16
4.1 Financial Performance 16
4.1.1 Regulatory Efficiency 17
4.2 Operational Performance 18
4.2.1 Grid Market (TUSD) 18
4.2.2 Captive Market 18
4.2.3 Concession Agreement 18
4.2.4 Investment and Operational Data 19
5. Copel Mercado Livre 21
5.1 Financial Performance 21
5.2 Operational Performance 22
6. ESG Performance 23
6.1 Copel pioneers in ESG in the sector 23
6.2 Recent Highlights 23
6.3 Indicators 24
6.4 Ratings, Rankings, and Indexes 24
7. Other highlights 25
List of Exhibit 29

RESULTS | 2Q22 1

COPEL
Pura Energia

1. Consolidated Results

The following analyzes refer to the second quarter of 2022 and the accumulated in the first half, compared to the same period of 2021.

1.1 EBITDA

Adjusted EBITDA, excluding non-recurring items, reached R$1,499.5 million in 2Q22, an amount 9.4% higher than the R$1,371.0 million recorded in 2Q21. This increase is mainly due to the result of generation and transmission assets, partially offset, mainly, by the performance of TPP Araucária, which did not record dispatch in the period. The main factors explaining the increase are:

(i) the better performance of Copel GeT and Elejor in the result of the purchase and sale of electricity, justified, essentially, by the more favorable hydrological scenario in 2Q22 (PLD june/22 de R$ 55.70 compared to R$ 337.00 june/21 and GSF june/22 de 83.0% compared to 70.1% june/21);

(ii) the higher remuneration on transmission assets of subsidiaries and joint ventures, mainly due to the periodic tariff review applied to contracts and the higher IPCA (Consumer Price Index - Broad) in the period (2.21% in 2Q22 compared to 1 .68% in 2Q21), contributing to an increase of R$ 142.4 million in the equity income and a positive effect of R$ 31.8 million on the consolidated EBITDA from the subsidiaries Costas Oeste and Marumbi;

(iii) the reduction of 12.9% in real terms in personnel and management expenses (neutralizing the effects of provisions and reversals referring to the performance bonus (PPD) and profit sharing (PLR), and considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 12.59% between 2Q21 and 2Q22), mainly due to the reduction of 643 employees in the comparison between periods;

(iv) the entry of the Vilas Wind Power Complex into the generation portfolio, an asset acquired on November 30, 2021, with a positive effect of R$17.0 million on consolidated EBITDA.

These events were partially offset by:

(i) the reduction of R$ 274.1 million in "electricity sales to distributors", mainly due to the lack of dispatch from TPP Araucária in 2Q22, compared to 508 GWh dispatched in 2Q21, as a result of improved hydrological conditions; and

(ii) the increase of R$ 130.3 million in expenses with materials, third-party services and other operating costs (MSO), basically due to (i) the increase of R$ 77.6 million (+116.4%) in the item " other operating costs and expenses" as a result, above all, of the higher financial compensation for the use of water resources due to the greater dispatch of hydroelectric plants (+R$ 22.5 million) and the revision of the estimate for the indemnifiable fair value of the concession for assets from the generation segment (+R$ 26.4 million); (ii) the increase of R$41.3 million (+26.6%) with "third-party services", mainly due to higher expenses with maintenance of the electrical system, communication and data processing; and (iii) the R$ 11.3 million increase in expenses with "materials", basically due to changes in fuel prices and the effect of inflation on acquisitions.

Adjusted Consolidated EBITDA

+129 million
(+9.4%)
1,371
+250
(40)
(139)
+58
1,500
EBITDA adjusted 1Q21
GET
DIS
UEGA
OTHERS
EBITDA adjusted 1Q22

In 2Q22, the following non-recurring items were recorded: (i) R$ 810.6 million in the "Provision for allocation of PIS and Cofins credits" line, referring to the allocation of PIS/Cofins credits as a result of

RESULTS | 2Q22
2

COPEL
Pura Energia

Law No. 14,385, enacted on 06/27/2022 (more information in item 1.3.1 or in Note 12.2.1 of the Company's Interim Financial Statements); (ii) R$58.1 million related to the reversal of provisions associated with profit sharing (PLR) and performance bonus (PPD); (iii) R$42.1 million as a result of the review of impairment of generation assets, remeasurement of the fair value of the indemnifiable asset of the concession of the HPP GPS and HPP Mourão I plants and corporate losses; and (iv) R$ 4.4 million referring to the fair value of the electricity purchase and sale contracts (mark-to-market), amount determined by the difference between the contracted price and the future market price estimated by the Company. In 2Q21, we highlight the reversal of impairment in the amount of R$124.8 million, mainly, carried out for the UEGA thermoelectric plant in the amount R$ 138.8 million. As a result, EBITDA for the quarter, including non-recurring factors, totaled R$709.4 million, 53.1% lower than the R$1,514.1 million recorded in 2Q21.

R$ million

Considering the first half of 2022, adjusted EBITDA reached R$2,960.9 million, an amount 10.8% higher than the R$2,671.6 million recorded in 1H21, essentially justified by the better result of generation and transmission assets, partially mainly offset by the performance of TPP Araucária, which recorded lower dispatch in the period (238 GWh in 1H22 against 1,195GWh in 1H21).

1.2 Operating Revenue

Net operating revenue totaled R$5,258.6 million in 2Q22, down 3.1% from the R$5,427.0 million recorded in 2Q21. This result is mainly a reflection of:

(i) the R$ 274.1 reduction in "electricity sales to distributors", mainly due to the lack of dispatch from TPP Araucária in 2Q22 compared to 508 GWh dispatched in 2Q21, as a result of the improvement in hydrological conditions;

(ii) the reduction of R$ 205.8 million in revenue from "use of the main distribution and transmission grid" mainly due to the revenue-reducing account "Energy Development Account – CDE" of the distributor, intended to fund the CDE's objectives provided for by law, and the effect of the RBSE reprofiling in 2021; and

(iii) the R$ 76.6 million decrease in "sectorial assets and liabilities result", due to the reduction in the constitution of financial assets, with the reduction in energy costs, and other financial components.

These results were partially offset by:

(i) the 9.4% increase in revenue from "electricity sales to final customers" (+R$ 160.7 million) mainly due to the higher volume of electricity sold to free customers by Copel Mercado Livre (2,840 GWh in 2Q22 compared to 2,002 GWh in 2Q21) and the average effect of an 11.32% increase in energy tariffs – TE in Copel Distribuição's captive market approved in 5th tariff review cycle;

(ii) the increase of R$ 157.6 million in revenue from "distribution of piped gas" basically due to the increase in the volume of sales to the non-thermal market and the tariff adjustments applied to gas consumers in August 2021 and February 2022 , with average effects of 19% and 30%, respectively; and

(iii) the increase of R$ 22.1 million in the "other operating revenues" line, mainly due to leasing and rentals by the distributor, with emphasis on the higher volume of sharing posts/fixing points and the contractual readjustment by the General Index of Prices to the Market - IGP-M.

RESULTS | 2Q22

3

Distribution of piped gas
6%
Result of sectorial financial assets and liabilities
7%
Other operating revenues
2%
Fair value of assets from the indemnity for the concession
1%
Electricity sales to final customers
35%
Construction revenue
10%
Net Operating Revenue
R$ 5,258.6 mi
Use of the main distribution and transmission grid
21%
Electricity sales to distributors
18%

In the first half of the year, net operating revenue totaled R$10,846.3 million, up 4.2% from the R$10,412.8 million recorded in the same period in 2021, with emphasis on the following variations: (i) increase of R$ $544.1 million (+15.8%) in "electricity sales to final customers" revenue; (ii) growth of R$ 255.8 million (+83.7%) in revenue from "distribution of piped gas"; and (iii) an increase of R$64.7 million (+46.8%) in the line "other operating costs and expenses".

1.3 Operational Costs and Expenses

In 2Q22, operating costs and expenses, excluding the negative effect of R$810.6 million related to the provision for the allocation of PIS and Cofins credits, totaled R$4,268.5 million compared to R$4,233.5 million recorded in 2Q21, increase of R$35.0 million (+0.8%), mainly due to:

(i) the R$154.4 million increase in the "provisions and reversals" line, basically due to (a) the reversal of impairment in the amount of R$124.8 million in 2Q21 carried out, essentially due to the reversal of R$138.8 million from the UEGA thermoelectric plant in that quarter; (b) the R$ 21.2 million increase in provisions for litigation, especially labor and civil lawsuits within the scope of the distributor and civil lawsuits within the scope of Copel GeT; and (c) the recording of R$31.0 million in the estimate of expected credit losses, compared to R$27.0 million in 2Q21;

(ii) of R$251.0 million in the "Natural gas and supplies for gas business" line, compared to R$123.4 million in 2Q21, as a result of the higher sales volume and the acquisition of natural gas at a higher costs due to exchange rate variations and oil prices.

PMSO expenses, excluding provisions and reversals, showed an increase of 7.9% in relation to the same period of the previous year, mainly due to (i) the growth of R$77.6 million (+116.4 %) in the "other operating costs and expenses" item, mainly as a result of the higher financial compensation for the use of water resources due to the greater dispatch of hydroelectric plants (+R$ 22.5 million) and the revision of the estimate for the fair value indemnifiable from the concession for assets in the generation segment (+R$ 26.4 million); (ii) the R$41.3 million increase (+26.6%) with "third-party services", mainly due to higher expenses with electrical system maintenance, communication and data processing; and (iii) the R$ 11.3 million increase in expenses with "materials", basically due to changes in fuel prices and the effect of inflation on acquisitions.

RESULTS | 2Q22
4

R$'000

Manageable Costs	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	232,880	319,526	(27.1)	515,205	628,776	(18.1)
Private pension and healthcare plans	66,497	61,157	8.7	134,582	122,995	9.4
Material	26,948	15,636	72.3	45,184	32,308	39.9
Third-party services	196,668	155,318	26.6	364,598	322,399	13.1
Other costs and expenses operating	144,263	66,651	116.4	237,378	180,059	31.8
TOTAL	667,256	618,288	7.9	1,296,947	1,286,537	0.8

These increases were partially offset by the 27.1% reduction in "personnel and management" costs, which, neutralizing the effects of provisions and reversals referring to the performance bonus (PPD) and profit sharing (PLR) and the associated reversal to the incentive dismissal program (PDI), there is still a reduction of 2.0% in the quarterly comparison, despite the salary adjustment of 10.78% applied through a collective agreement in October 2021. Considering the accumulated inflation measured by the National Index Consumer Price Index – INPC, of 12.59% between 2Q21 and 2Q22, there was a reduction in real terms of 12.9%, mainly explained by the reduction of 643 employees through, basically, voluntary severance programs carried out in the period.

R$'000

Personnel and Management	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	232,880	319,526	(27.1)	515,205	628,776	(18.1)
(-) Profit sharing (PLR) and PPD	7,949	(74,069)	(110.7)	(46,356)	(144,345)	(67.9)
(-) Provision for indemnification for voluntary dismissal	646	873	(26.0)	8,526	873	-
TOTAL	241,475	246,330	(2.0)	477,375	485,304	(1.6)

Headcount evolution

-27.8%
8,245
7,611
7,095
6,667
6,593
6,383
5,989
5,950
2017
2018
2019
2020
2Q21
2021
1Q22
2Q22
Geração e Transmissão
Distribuição
Others

Also noteworthy was the reduction of R$ 283.1 million in expenses with "Materials and supplies for power electricity" due to the lack of dispatch from TPP Araucária, and by the decrease in expenses with "electricity purchased for resale" and "Charges of the main distribution and transmission grid", reduction of 2.9% and 11.9% respectively.

Construction cost 13%
Provisions and reversals 1%
Depreciation and amortization 7%
Natural gas and supplies for the gas business 6%
Materials and supplies for power electricity 0%
PMSO 16%
Charge of the main distribution and transmission grid 12%
Electricity purchased for resale 38%
Operating Costs and Expenses
R$ 4,268.5 mi

In the year to June, total operating costs and expenses reached R$8,798.6 million, 6.5% higher than the R$8,259.8 million recorded in the same period in 2021.

RESULTS | 2Q22

5

COPEL
Pura Energia

1.3.1 Provision for allocation of PIS and Cofins credits

Copel DIS, with the support of its legal advisors, recognized a "Provision for the Allocation of PIS and COFINS credits" account to record the impacts of Federal Law 14,385/2022, of June 27, 2022 ("Law"), which negatively affected the Company's Net Income in the second quarter of 2022, in the amount of approximately R$1.2 billion, with no immediate cash effect.

The Law, despite the lack of regulation, defines the destination of mandatory tax amounts that were collected in excess by the providers of the public electric energy distribution service in the country, due to the collection of PIS/COFINS on ICMS, recognized by the judiciary as undue.

As explained in MF 05/20, based on a final and unappealable decision in a lawsuit filed in 2009, Copel DIS was granted the right to exclude the full amount of ICMS from the PIS/COFINS tax base. The immediate effect was an average reduction of 3.8% in energy bills, as of July 2020. Since then, Copel DIS has already passed on to consumers, through reductions in tariff adjustments approved by the Agência Nacional de Energia Elétrica ("Aneel"), in the amount of approximately R$2.3 billion.

The aforementioned provision of R$ 1.2 billion, based on the risk assessment carried out by Management and supported by the opinions of legal advisors, refers for the period comprising the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit, exacerbating the prescription and decay period.

The Management of Copel DIS is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

More details are provided in Explanatory Note 12.2.2 of the Company's quarterly financial statements for June 30, 2022.

1.4 Equity in Earnings of Subsidiaries

Equity in the earnings of subsidiaries shows gains and losses on investments made in joint ventures and in Copel's affiliates. In 2Q22, the amount was R$208.4 million compared to R$66.1 million recorded in 2Q21, mainly due to the positive result of the periodic tariff review applied to transmission contracts and the higher IPCA (Consumer Price Index – Broad) in the period (2.21% in 2Q22 against 1.68% in 2Q21). More details can be seen in Exhibit I.

1.5 Financial Results

In 2Q22, disregarding the negative effect of R$1,011.4 million referring to the update of the provision for the allocation of PIS and Cofins credits, the financial result was a negative R$267.4 million, compared to a positive R$9.4 million recorded in 2Q21, mainly reflecting the higher interest rates in the period (CDI of 2.86% in 2Q22 against 0.77% in 2Q21 and IPCA of 2.21 % in 2Q22 compared to 1.68% in 2Q21) and the higher balance of loans and financing (R$12.9 billion vs R$9.6 billion in 2Q21). Financial income grew by R$32.5 million (+13.6%), basically as a result of higher income from financial investments (+R$108.6 million), due to the higher CDI rate and greater cash availability in the period (+124.6%), partially offset by the full settlement of the CRC debt balance by the State of Paraná on August 10, 2021.

R$'000

Financial Results	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Financial Revenues	270,911	238,382	13.6	530,786	506,711	4.8
Financial Expenses	(538,340)	(228,961)	135.1	(1,011,442)	(516,422)	95.9
Update of provision for allocation of PIS and Cofins credits	(1,011,370)	-	-	(1,011,370)	-	-
Total Financial Result	**(1,278,799)**	**9,421**	**-**	**(1,492,026)**	**(9,711)**	**-**
Adjusted Financial Result (-) PIS and Cofins provision	**(267,429)**	**9,421**	**-**	**(480,656)**	**(9,711)**	**-**

RESULTS | 2Q22

6

COPEL
Pura Energia

1.6 Consolidated Net Income

In 2Q22, Copel recorded a net loss of R$ 522.4 million compared to net income of R$ 957.0 million recorded in 2Q21, caused by the effects of Law 14,385/2022 with the provision for allocation of PIS and Cofins credits with an effect of R$1,202.5 million in the quarter's results. Considering the accumulated for the year, the company's net income was R$ 147.4 million. If there were no such effect, net income in 2Q22 would be R$ 666.6 million and, for the accumulated of 2022, R$ 1,336.4 million.

In addition to the items already mentioned, the increase of R$ 67.0 million in the "depreciation and amortization" line should be highlighted, basically due to the entry of new assets (Vilas Wind Complex and SHP Bela Vista) and the adhesion, in 2021, to renegotiation of hydrological risk (GSF).

The amounts above do not consider the effects of the accounting reclassification referring to the discontinued operation of Copel Telecom. Thus, including amounts from discontinued operations, net income recorded for 2Q21 was R$1,004.7 million.

1005
(168)
(35)
(811)
(1288)
680
142
(48)
(522)
2Q21 Results
Operating Revenue
Operating Costs and Expenses
PIS/Cofins credit provision
Financial Results
Tax
Equity
Discontinued Operations
2Q22 Results

* considers discontinued operations

RESULTS | 2Q22

7

1.7 Debt

Copel's total consolidated debt amounted to R$ 12,905.0 million on June 30, 2022, a variation of 9.1% in relation to the amount recorded on December 31, 2021, of R$ 11,826.1 million.

At the end of 2Q22, the Company's gross debt represented 61.6% of consolidated shareholders' equity, which was R$ 20,945.7 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of June 2022.

Debt by Subsidiary

R$'000

R$ mil	GeT	DIS	Holding	Other	Total
Total debt	5,391,273	4,795,644	640,294	2,077,829	12,905,040
Availability	832,982	944,608	488,665	1,616,826	3,883,081
Adjusted Net Debt	**4,558,291**	**3,851,036**	**151,629**	**461,003**	**9,021,959**
Average Cost	9.09%	7.44%	21.58%	8.05%	9.11%
Duration (years)	2.5	2.5	0.5	3.7	2.8

Adjusted Net Debt/EBITDA

R$ (million)
3.1
3.1
2.0
1.3
1.0
1.3
8,601
9,290
8,407
6,412
7,957
9,022
2017
2018
2019
2020
2021
2Q22
Adj. Net Debt
Adj. Net Debt/Ebitda LTM*

* does no consider equity in earnings and considers discontinued operations

Debt Indexers

Average cost: 9.11%

Debêntures and NP
72%
IPCA
31%
CDI
54%
TJLP
15%
Banco do Nordeste
6%
BNDES
17%
BB S/A and others
5%

Amortization - R$ million

Average term to maturity: 3.9 years

2,602
1,273
884
2,009
2,005
937
3,195
Cash
>Jun/2023
2024
2025
2026
2027
>2028

Weighted Average Cost and Average term to maturity

3.4
3.3
3.1
3.5
3.8
3.9
3.9
4.9%
5.2%
5.8%
6.4%
7.8%
9.1%
9.1%
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
WACC
Average term to maturity (Years)

RESULTS | 2Q22

8

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i) Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;

(ii) Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and

(iii) Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

On December 8, 2021, at its 221st Ordinary Meeting, the Company's Board of Directors approved the amount of R$ 2,067.1 million intended for the investment program scheduled for 2022. Copel Distribuição covers most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, highlighting the continuity of execution of the Paraná Trifásico and Smart Grid programs already started in 2021.

These programs aim to renew depreciated assets in areas rural areas, improving quality and service agility, integration with smart cities and improved information via grid sensing.

2.2 Investment Program

R$ million

Subsidiary / SPC	Carried 2Q22	Carried 1H22	Scheduled 2022
Copel Distribuição [1]	**488.8**	**974.8**	**1634.5**
Copel Geração e Transmissão	**179.2**	**251.7**	**407.3**
Generation			
Jandaíra Wind Complex	114.5	141.8	156.4
Hydroelectric Power Plants	3.7	10.5	37.8
Wind Farms	2.3	8.0	22.6
Small Hydroelectric Plants	0.9	0.9	20.5
Transmission			
Improvements/Reinforcement	6.7	19.9	73.6
TL Curitiba Leste-Blumenau	0.4	0.4	13.9
Other projects GeT [2]	50.7	70.3	**82.5**
Holding	**0.5**	**1.8**	**6.7**
Copel Comercialização	**0.6**	**1.3**	**2.9**
Copel Serviços	**0.1**	**0.1**	**2.4**
Other participations [3]	**0.0**	**0.0**	**13.3**
Total	**669.2**	**1,229.6**	**2,067.1**

[1] Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and
[2] Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines
[3] Other Participations: includes Complexo Bandeirantes, SPE Voltália and Innovation Startup

The Investment Program follows its schedule for each development project and, for the year, 59.5% of the planned investments were made. It is noteworthy that the amount of R$ 114.5 million realized in 2Q22 for the Jandaíra Wind Complex is due to the early start of operations.

RESULTS | 2Q22

9

2.3 Projects Under Construction

Jandaíra Wind Complex

On October 18, 2019, Copel GeT, in consortium with subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 auction for power generation from new projects and sold 14.4 average MW of the Jandaíra Wind Complex, approximately 30% of the assured energy, as follows:

Jandaíra Wind Complex	Number of Wind Turbines	Installed Capacity (MW)	Assured Energy (average MW)	Capex (R$ million)	Energy Sold					End of Authorization
					Auction 1	Amount (average MW)	Price (2) (R$/Mwh)	Start of Supply	End of Supply	
WPP Jandaíra I	3	10.4	5.6	411.0	30º LEN (18/10/2019)	33.0	121.02	Jan-25	Dec-44	Apr-55
WPP Jandaíra II	7	24.3	12.3							
WPP Jandaíra III	8	27.7	14.9							
WPP Jandaíra IV	8	27.7	13.9							
Total	26	90.1	46.6							

[1] LEN - Auction of energy from new projects

[2] Updated until Jul/22. Source: CCEE.

Until the beginning of August, 21 wind turbines, totaling 72.76 MW of installed capacity, were already operating under test. During the test regime, the energy generated is paid out at the Settlement Price for Differences – PLD, on the CCEE Spot Market. The other wind turbines will enter into operation in a staggered manner until the end of 2022, more than two years earlier than the deadline of the contracted supply. The project has financing from Banco do Nordeste for approximately 50% of the planned investment.

RESULTS | 2Q22 10

3. Copel Geração e Transmissão

(Consolidated Results)

3.1 Financial Performance

Copel GeT presented consolidated EBITDA of R$1,035.1 million in 2Q22, a reduction of 2.9% compared to R$1,065.6 million in 2Q21. Except for the extraordinary effects, related to the impairment record of R$ 34.5 million in 2Q22, compared to the reversal of UEGA impairment of minus R$ 138.8 million in 2Q21, and the decrease of R$ 16.7 million in the provision for performance and profit sharing related to the effects of Law 14,385/2022 on the return of PIS/Cofins credits, Copel GeT's adjusted EBITDA increased by 11.9% compared to the same period of the previous year.

This result mainly reflects: (i) the increase in the result from the purchase and sale of energy, given the improvement in the 2Q22 hydrological scenario (PLD june/22 de R$ 55.70 compared to R$ 337.00 june/21 and GSF june/22 de 83.0% compared to 70.1% june/21); (ii) the 224.4% growth in equity in earnings of subsidiaries, resulting from the tariff review of transmission agreements; (iii) the result of Vilas Wind Complex, which became part of the results of Copel GET in December 2021, and of SHP Bela Vista.

This result was partially offset by (i) the lack of dispatch from TPP Araucária in 2Q22, compared to 508 GWh in 2Q21, which negatively impacted Copel GET's EBITDA by R$139 million; (ii) decrease of R$65.4 million in transmission revenue, as an effect of the reprofiling of the RBSE in 2021; (iii) decrease in revenue from electricity sales to free customers, which showed zero amount in 2Q22 compared to 303GWh in 2Q21, due to the termination of the contracts.

R$ million

Adjusted EBITDA	2Q22	2Q21	Δ%	1H22	1H21	Δ%
EBITDA	1,035.1	1,065.6	(2.9)	2,028.2	1,960.6	3.4
(-)/+ Impairment	34.5	(124.8)	-	34.5	(126.2)	-
(-)/+ Effect on PIS/Cofins Provision	(16.7)	-	-	(16.7)	-	-
(-)/+ Revision indemnification for voluntary dismissal	-	-	-	(1.5)	-	-
Adjusted EBITDA	1,052.8	940.8	11.9	2,044.4	1,834.4	11.5
(-)/+Equity	(207.7)	(64.0)	224.4	(321.4)	(150.2)	113.9
Adjusted EBITDA without equity	845.1	876.7	(3.6)	1,723.1	1,684.2	2.3

Manageable costs, excluding provisions and reversals, increased by 30.8%, mainly as a result of the increase in the other operating costs and expenses line, as a result of higher costs with payment of the financial compensation for the use of water resources - CFURH (R$ 32.6 million in 2Q22 against R$20.5 million in 2Q21), and the revaluation of the fair value of HPP GPS and HPP Mourão I at R$ 26.4 million. An increase of R$ 7.8 million in third-party services was also recorded, referring to the increase in the maintenance of the electrical system. This result was partially offset by the reduction of R$ 19.4 million in personnel costs.

R$'000

Manageable Costs	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	75,883	95,324	(20.4)	164,264	183,541	(10.5)
Private pension and healthcare plans	19,985	17,735	12.7	40,176	35,430	13.4
Material	4,933	3,738	32.0	8,428	6,984	20.7
Third-party services	52,329	44,477	17.7	101,332	91,615	10.6
Other costs and expenses operating	75,931	13,813	449.7	120,286	158,878	(24.3)
TOTAL	229,061	175,087	30.8	434,486	476,448	(8.8)

Excluding the effects of the provision with profit sharing (PLR) and performance bonus (PPD), the personnel and management account recorded an increase of 2.0% in relation to the amounts recorded in 2Q21, lower than the salary adjustment of 10.78% applied through collective agreement in October 2021.

R$'000

Personnel and Management	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	75,883	95,324	(20.4)	164,264	183,541	(10.5)
(-) Profit sharing program (PLR) and PPD	2,295	(18,645)	(112.3)	(19,660)	(35,449)	(44.5)
TOTAL	78,178	76,679	2.0	144,604	148,092	(2.4)

RESULTS | 2Q22

11

Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 12.59% between 2Q21 and 2Q22, personnel and management costs decreased by 9.4% in real terms.

R$ million

Main Indicators	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Net Operating Revenue (R$ million)	1,276.3	1,709.6	(25.3)	2,675.8	3,275.4	(18.3)
Operating Costs and Expenses (R$ million)	(641.2)	(844.1)	(24.0)	(1,351.6)	(1,738.6)	(22.3)
Operating Income (R$ million)	662.7	835.4	(20.7)	1,305.3	1,501.9	(13.1)
Net Income (R$ million)	503.7	674.8	(25.4)	967.0	1,153.3	(16.2)
EBITDA (R$ million)	1,035.1	1,065.6	(2.9)	2,028.2	1,960.6	3.4
Operating Margin	51.9%	48.9%	6.3	48.8%	45.9%	6.4
Net Margin	39.5%	39.5%	(0.0)	36.1%	35.2%	2.6
EBITDA Margin	81.1%	62.3%	30.1	75.8%	59.9%	26.6
Investment Program (R$ million)	179.2	99.6	79.9	251.7	174.4	44.3

In 2Q22, Copel GeT recorded net income of R$ 503.7 million, a 25.4% decrease compared to 2Q21. This result mainly reflects: (i) the lack of dispatch from TPP Araucária and (ii) the negative financial result of R$ 180.0 million in 2Q22, against a negative R$ 94.1 million recorded in 2Q21, due to the increase in debt charges.

RESULTS | 2Q22

12

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business. It is currently the 10th largest hydraulic generator in terms of installed capacity in the country, with a 2.4% share of the national installed capacity. Our transmission business totals an Annual Permitted Revenue (APR) of R$ 1,226.9 million, including partnerships, representing 3.7% of the Brazilian market.

In Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,616.3 MW of installed capacity and 3,116.8 MW of assured energy (including SPE's, participations and TPP Araucária). In Transmission business, Copel has a total grid of 9,616 km of transmission lines and 53 basic grid substations, considering the partnerships.

For more information on generation and transmission operational data, see Exhibit IV.

GO
MA
RN
MT
BA
MG
SP
PR
SC
RS
Transmission line
Substation
Hydroelectric plant
Wind farm

3.2.1 Generation

Copel's generating complex is made up of 94% of renewable sources such as hydro and wind. In addition, a wind farm and a hydroelectric plant are under construction.

Installed Capacity by Source

Thermal 6%
Wind 13%
6,616.3 MW
Hydro 81%

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms in the first 6 (six) months of 2022 was 9,522 GWh, against 8,042 GWh in 1H21. This growth is due to the increase in hydro generation in the second quarter, which also made it possible to supply energy to other submarkets, through the Energy Reallocation Mechanism – MRE. Wind generation, in turn, decreased compared to 1H21, due to the effects of La Niña in the Northeast region of the country, partially offset by the acquisition of Vilas Wind Complex by the company.

The volume of energy sold by Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) reached 4,257 GWh in 2Q22, an increase of 5.2% compared to the same period of the previous year. For wind farms, total energy sold was 709

RESULTS | 2Q22

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Pura Energia

GWh, an increase of 27.1%, mainly influenced by the Vilas Wind Complex, which has been in the Company's energy portfolio since December/21 and accounted for 26.1% in this quarter of the wind power generation.

Consolidated Generation Sales (GWh)
4,604
4,966
9,610
10,266
4,046
4,255
8,502
8,750
558
711
1.108
1.516
2Q21
2Q22
1H21
1H22
Wind Farm Complex
Copel GeT+FDA+BVE

3.2.3 Thermal Generation

TPP Araucária

In 2Q22 there was no dispatch from TPP Araucária, due to the improvement in hydrological conditions. In December 2021, an amendment was signed to the gas supply agreement with Petróleo Brasileiro S.A ("Petrobras"), as Notice to the Market 46/21. Thus, the thermoelectric remains available to the National Interconnected System ("SIN") and can be dispatched at the discretion of the National System Operator ("ONS").

TPP Araucaria Generation (GWh)
352
687
238
507
75
641
797
360
1Q
2Q
3Q
4Q
2020
2021
2022

GSF - Generation Scaling Factor
95,0%
67%
94,3%
87%
112%
97,1%
119%
105,9%
111%
100,2%
83,0%
70%
Jan
Feb
Mar
Apr
May
Jun
2021
2022

Average Monthly PLD (South Submarket) - R$/MWh
240,4
62,9
164,4
55,7
110,3
55,7
136,9
55,7
226,2
55,7
337,0
55,7
Jan
Feb
Mar
Apr
May
Jun
2021
2022

Source: CCEE

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive power transmission grid of its own, Copel provides services to projects of other concessionaires with the quality of someone who has more than 60 years of experience in the sector.

The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

RESULTS | 2Q22
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Pura Energia

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of Copel GeT's annual revenue allowed (RAP) from transmission, also considering the partnerships. Below we describe the receipt flow of the portion of Revenue referring to the Basic Grid of Existing System - RBSE for the next cycles. It is important to note that they may be changed in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory body. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Review Program - Proret.

91,28
193,04
193,04
193,04
193,04
193,04
151,56
151,56
151,56
151,56
151,56
151,56
150,52
150,52
150,52
150,52
150,52
150,52
Cycle 2022-2023
Cycle 2023-2024
Cycle 2024-2025
Cycle 2025-2026
Cycle 2026-2027
Cycle 2027-2028
RBSE - Operation and maintenance
RBSE - Economic Component PRT 120/2016
RBSE - Financial Component PRT 120/2016

Note:

Economic component: future values based on the 2022-2023 cycle (last ANEEL Resolution REH published)
Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.
RAP values up to the 2022/2023 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication)
RAP values include RB and DIT assets

RESULTS | 2Q22

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Pura Energia

4. Copel Distribuição

4.1 Financial Performance

Copel Distribuição's adjusted EBITDA amounted to R$337.1 million in 2Q22, 10.6% lower than in 2Q21. This reduction is mainly due to the increase in costs with material, services and other operating costs (MSO), partially offset by the reduction in personnel and management costs (P) and by the growth of the grid market in the period, valued by the average effect of an 8.73% increase in tariffs for use of the distribution system (TUSD), as a result of the company's 5th periodic tariff review.

Considering all the non-recurring effects of the period, in 2Q22 Copel Distribuição reported a negative EBITDA of R$434.8 million, compared to a positive EBITDA of R$377.2 million recorded in 2Q21 mainly due to the recording of R$ 810.6 million in the line "Provision for allocation of PIS and Cofins credits", referring to the allocation of PIS and Cofins credits as a result of Law No. 14,385, enacted on 06/27/2022 (more information in item 1.3.1 or in note 12.2.1 to our interim financial statements).

For the year, Copel Distribuição reported an adjusted EBITDA of R$724.9 million, an increase of 0.8%.

R$ million

Adjusted EBITDA	2Q22	2Q21	Δ%	1H22	1H21	Δ%
EBITDA	(434.8)	377.2	-	0.4	719.0	-
(+) Provision for allocation of Pis and Cofins credits	810.6	-	-	810.6	-	-
(-) Reflections of the PIS/COFINS provision	(38.7)	-	-	(38.7)	-	-
(-) Tarif Flag - MMDG	-	-	-	(43.4)	-	-
(-) Reversal of provision for imdemnization for volutary dism	-	-	-	(3.9)	-	-
Adjusted EBITDA	337.1	377.2	(10.6)	724.9	719.0	0.8

Manageable costs, excluding provisions and reversals, increased 2.4% compared to 2Q21, mainly due to (i) the 23.8% increase in third-party service costs, due to the increase in expenses with maintenance of the electrical system, call center, communication and data processing; (ii) the 76.7% increase in other operating costs and expenses, due to losses in the deactivation of assets and the increase in expenses with equipment and vehicle rental; and (iii) the 76.9% increase in material costs, mainly due to the increase in fuel expenses. This increase was partially offset by the 27.3% reduction in personnel and management costs, reflecting the company's Voluntary Dismissal Programs – PDI and the effects of the provision related to Pis and Cofins on Profit Sharing and Performance Premium. Year-to-date, managerial costs, excluding provisions and reversals, fell by 0.6%.

R$'000

Manageable Costs	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	135,175	185,838	(27.3)	300,636	370,098	(18.8)
Private pension and healthcare plans	42,414	38,386	10.5	85,358	77,388	10.3
Materials	20,519	11,596	76.9	34,587	24,645	40.3
Third party services	129,659	104,714	23.8	238,380	222,947	6.9
Other operating costs and expenses	49,767	28,164	76.7	94,467	62,997	50.0
TOTAL	377,535	368,698	2.4	753,429	758,075	(0.6)

Even with the salary adjustment of 10.78% applied by the collective agreement in October 2021, the personnel and administrators account, excluding the effects of provisions/reversals for profit sharing (PLR) and performance bonus (PPD) and the reversal of indemnity for voluntary dismissals resulting from the withdrawal of employees who had adhered to the 2021 PDI, recorded a reduction of 0.6% in 2Q21 and 2.1% in the year.

R$'000

Personnel and Management	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	135,175	185,838	(27.3)	300,636	370,098	(18.8)
(-) Profit sharing (PLR) and PPD	(4,304)	46,385	-	31,623	92,036	(65.6)
(-) Reversal of indemnification for voluntary dismissal	(25)	(873)	(97.1)	(3,973)	(873)	355.3
TOTAL	139,505	140,326	(0.6)	272,986	278,935	(2.1)

Considering the accumulated inflation measured by the National Consumer Price Index (INPC), of 12.59% between 2Q21 and 2Q22, the personnel and management cost line registered a reduction in real terms of 11.7% in relation to the values recorded in 2Q21, result, in particular, of the reduction of 282 employees between the periods.

The following table presents the main indicators of Copel Distribuição, where we exclude the amounts provisioned for the allocation of PIS and COFINS credits from operating costs and expenses, for purposes of comparison between the periods.

RESULTS | 2Q22
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R$ million

Main Indicators	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Net Operating Revenue (R$ million)	3,226.0	3,336.5	(3.3)	6,748.0	6,411.1	5.3
Operating Costs and Expenses (R$ million)	(2,961.2)	(3,059.2)	(3.2)	(6,156.6)	(5,892.0)	4.5
Provision for allocation of Pis and Cofins credits	(810.6)	-	-	(810.6)	-	-
Operating Income (R$ million)	(1,586.7)	356.7	-	(1,238.1)	622.2	-
Net Income (R$ million)	(1,007.8)	231.8	-	(779.7)	405.1	-
EBITDA (R$ million)	(434.8)	377.2	-	0.4	719.0	(100.0)
Operating Margin	-	10.7%	-	-	9.7%	-
Net Margin	-	6.9%	-	-	6.3%	-
EBITDA Margin	-	11.3%	-	0.0	11.2%	(100.0)
Investment Program (R$ million)	488.8	396.2	23.4	974.8	739.6	31.8

In 2Q22, we also highlight:

(i) the 5.4% increase in electricity sales to final customers revenue, despite the reduction in the billed captive market, due to the average effect of an 11.32% increase in energy tariffs (TE) approved in the 5th periodic tariff review;

(ii) the 8.4% reduction in costs with electricity purchased for resale, due to the reduction in expenses with the purchase of electricity from the Spot Market of the Energy Trading Chamber (CCEE), given a lower Settlement Price for Differences (PLD) in the period , and the reduction in expenses with the purchase of electricity from Itaipu Binacional, given a lower average dollar price in the period;

(iii) the 16.7% reduction in costs with charges of main transmission grid, even with the increase in remuneration on transmission assets as a result of the periodic tariff review applied to transmission agreements, mainly due to the 88.7% reduction of System Services Charges – ESS, resulting from a more favorable hydrological scenario;

(iv) the 55.0% reduction in revenue from electricity sales to distributors, due to the reduction in electricity sales in the Spot Market of the Energy Trading Chamber (CCEE), given a lower Settlement Price for Differences – PLD in the period;

(v) the 14.3% reduction in revenue from the use of the main distribution grid, even with the increase in use's gross revenue, given the growth of the grid market, due to the revenue-reducing account "Energy Development Account – CDE", intended to fund the objectives of the CDE provided for by law and which, in order to maintain the neutrality of the sectoral charge, constitutes a sectorial asset in the CVA result;

(vi) the 17.4% reduction in revenue from sectorial financial assets and liabilities result (CVA), due to the reduction in the constitution of financial assets, with the reduction in energy costs, and other financial components;

(vii) the 38.7% increase in other operating revenues, mainly due to the growth in revenue from leasing and rental of equipment and structures, especially from the pole-sharing agreements, due to the higher volume of poles/fixation points allocated and the contractual adjustment by the IGP-M; and

(viii) the increase in estimated losses and provisions, excluding the provision for the allocation of PIS and Cofins credits, by 33.5%, mainly due to the provision for labor disputes (there was practically no variation in estimate of expected credit losses - PECLD, which recorded amounts of R$30,1 million, compared to R$30.5 million in 2Q21).

The amounts provisioned for the allocation of PIS and Cofins credits negatively affected Copel Distribuição's results, which recorded a loss of R$1,007.8 million in the quarter and of R$779.7 million in the year. Excluding the non-recurring effects, Copel posted an adjusted net income of R$169.2 million in 2Q21 and R$365.9 million in the year.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,592.9 million in the last 12 months, an amount 12.0% above the regulatory EBITDA, equivalent to an efficiency of R$170.2 million .

RESULTS | 2Q22

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Pura Energia

Adjusted EBITDA Efficiency of the last 12 months
R$ mm
1,592.9
Efficiency
12.0%
1,375.3
1,422.7
1,249.5
15.0%
9.8%
1,196.2
1,138.4
Efficiency % > 0
Real EBITDA > Regulatory Ebitda
Jun-20
Jun-21
Jun-22
Performed Adjusted EBITDA
Regulatory EBITDA (Tariff)

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, showed a 1.7% growth in electricity consumption in 2Q22 compared to 2Q21 and 3.8% in the year. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation (MMGD), increased 0.5% in 2Q22 and 2.3% in the year.

4.2.2 Captive Market

Copel Distribuição's captive market consumption showed a reduction of 1.2% in 2Q22 compared to 2Q21 and an increase of 2.1% in the year. Considering the offset energy from Mini and Micro Distributed Generation (MMGD), the billed captive market recorded a reduction of 3.5% in 2Q22 and a reduction of 0.3% in the year.

More information about Grid Market and Captive Market in Notice to the Market – 18/22.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result calculated in 12 months, up to June/22, was 7.55 hours compared to the regulatory limit of 9.19 hours for 2022. For FEC, the result in the same period was 4.87 interruptions and below the regulatory limit of 6.80 interruptions. It is noteworthy that, in both quality indicators, the result is below the last regulatory inspection target in 2026.

DEC
(Measured in hour and centesimal of hour)
9.29
9.19
8.69
8.35
8.14
7.68
7.22
7.55
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target
FEC
(Measured in number of interruptions and fraction)
6.84
6.80
6.39
5.93
5.80
5.36
4.83
4.87
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

(*) Values calculated for the period from July 21 to June 22

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

$$\frac{Net\ Debt}{EBITDA - RC} \le \frac{1}{(1.1 * Selic)}$$

RESULTS | 2Q22
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Pura Energia

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação)

The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

- Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of June 2022, 144,000 rural customers had already benefited, along 8,676 km of grid.
- Smart Grid: implement a private communication grid with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of June 2022, 375,000 smart meters had been installed. In phase 1 of the program, advances were identified for our operation, with the reduction of man-hours and kilometers traveled, less non-technical losses, improvement in quality and reduction of DEC/FEC reimbursements, with estimated benefits in the order of R$ 49 million/year.
- Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of June, the project had completed 61.5% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of June 2022, the length of the installed compact and protected grid was 20,207 km, compared to 15,955 km in June 2021, an increase of 4,252 km, or 26.65%, in twelve months.

Isolated Secondary Grid- Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of June 2022, the length of isolated secondary grid installed was 21,349 km, compared to 20,348 km in June 2021, an increase of 1,001 km, or 4.92%, in twelve months.

Losses

Energy losses refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of June 2022, Technical Losses in the last 12 months were 2002 GWh, compared to 2016 GWh in the same period of the previous year.

RESULTS | 2Q22

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On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. At the end of June 2022, Non-Technical Losses in the last 12 months were 621 GWh, compared to 677 GWh in the same period of the previous year.

It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil. At the end of June 2022, total losses in the last 12 months were 2,623 GWh, compared to 2,693 GWh in the same period of the previous year. In terms of classification, Total Losses comprised 74.2% of Technical Losses and 25.8% of Non-Technical Losses.

Total Losses

8.09%
8.07%
8.14%
8.18%
7.76%
7.77%
7.80%
8.28%
7.28%
7.80%
7.73%
7.32%
2017
2018
2019
2020
2021
2Q22
Total Losses/Power Grid - %
Regulatory Level - %

COPEL

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5. Copel Mercado Livre

5.1 Financial Performance

In 2Q22, Copel Mercado Livre presented an adjusted EBITDA of R$ 21.2 million, an amount 11.2% higher than the R$ 19.0 million recorded in 2Q21, mainly reflecting the 6.3% increase in the volume of electricity sold, impacted by the 41.9% growth in sales to free customers and 12.4% in bilateral contracts.

The significant increase in the volume of electricity sold between the quarters resulted in a 17.9% increase in net operating revenue, from R$987.4 million in 2Q21 to R$1,164.1 million in 2Q22. This result was partially offset by the 19.8% increase in Operating Costs and Expenses, with emphasis on the R$ 187.6 million (19.9%) increase in the purchase of electricity for resale between the periods.

R$ million

Adjusted EBITDA	2Q22	2Q21	Δ%	1H22	1H21	Δ%
EBITDA	26.3	37.3	(29.6)	27.1	60.6	(55.3)
(-)/+ MTM Copel COM	(4.4)	(18.3)	(75.7)	17.4	(19.4)	(189.6)
(-)/+ Reflections of the PIS/Cofins Provision	(0.7)	-	-	(0.7)	-	-
Adjusted EBITDA	21.2	19.0	11.2	43.8	41.2	6.3

In relation to EBITDA with non-recurring events, in 2Q22 there was a 29.6% reduction, from R$ 37.3 million in 2Q21 to R$ 26.6 million, due to the registration of the mark-to-market of electricity purchase and sale agreements, which had a greater positive effect in 2Q21 of R$ 18.3 million compared to the positive effect of R$ 4.4 million in the current quarter. This variation is due to the calculation of the fair value that was impacted by the increase in the NTN-B discount rate in an environment of rising basic interest rates in the economy (SELIC rate). Also noteworthy was the decrease of R$ 0.7 million in the provision for performance and profit sharing related to the effects of Law 14,385/2022 on the return of PIS/Cofins credits.

Manageable costs decreased by 9.9% in 2Q22 compared to 2Q21, mainly as a result of (i) the 25.4% reduction in Personnel and Management, due to the reversal of provisions for profit sharing and/or results and premium for performance in the amount of R$1.1 million; (ii) a 14% reduction in third-party services, due to the lower cost of projects, with a decrease of R$0.2 million between the periods; partially offset by (i) the 58.9% increase (R$0.4 million) in Other Operating Costs and Expenses, with the R$0.2 million increase in Insurance expenses and (ii) the 18.1% increase (R$ 0.7 million) in expenses with pension plans and assistance.

R$'000

Manageable Costs	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	2,783	3,730	(25.4)	6,229	7,267	(14.3)
Private pension and healthcare plans	436	369	18.1	899	767	17.3
Material	11	5	133.2	23	10	134.9
Third-party services	724	842	(14.0)	1,685	1,697	(0.7)
Other costs and expenses operating	1,159	730	58.9	2,352	1,387	69.6
TOTAL	5,115	5,676	(9.9)	11,189	11,128	0.5

Excluding the effects of profit sharing (PLR), performance premium (PPD) and the provision for the Voluntary Dismissal Program in 2Q22, the personnel and management account recorded an increase of 5.7% in relation to the amounts recorded in 2Q21, as a result of the salary adjustment of 10.78% on the base date October/2021.

R$'000

Pessoal and Management	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Personnel and management	2,783	3,730	(25.4)	6,229	7,267	(14.3)
(-) Profit sharing (PLR) and PPD	349	(765)	-	(261)	(1,411)	(81.5)
TOTAL	3,133	2,965	5.7	3,125	5,856	(46.6)

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Net income in 2Q22 was R$ 22.4 million, a decrease of 16.9% compared to R$27.0 million in 2Q21. Excluding the non-recurring items in the periods, the adjusted net income was R$ 19.0 million, 27.7% higher compared to the same period of the previous year of R$15.0 million.

R$ million

Main Indicators	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Net Operating Revenue (R$ million)	1,164.1	987.4	17.9	2,348.1	1,881.9	24.8
Operating Costs and Expenses (R$ million)	(1,137.9)	(950.1)	19.8	(2,321.2)	(1,821.4)	27.4
Operating Income (R$ million)	33.9	40.9	(17.1)	40.9	68.0	(39.8)
Net Income (R$ million)	22.4	27.0	(16.9)	27.1	44.9	(39.7)
EBITDA (R$ million)	26.3	37.3	(29.6)	27.1	60.6	(55.3)
Operating Margin	2.9%	4.1%	(29.7)	1.7%	3.6%	(51.8)
Net Margin	1.9%	2.7%	(29.5)	1.2%	2.4%	(51.6)
EBITDA Margin	2.3%	3.8%	(40.3)	1.2%	3.2%	(64.2)
Investment Program (R$ million)	0.6	-	-	1.3	0.7	85.7

Year-to-date, adjusted EBITDA increased by 6.3%, from R$41.2 million in 1H21 to R$43.8 million in 1H22, mainly due to the 12.2% increase in the volume of electricity sold , especially to free customers, with an increase of 45.2%, and in bilateral contracts, with an increase of 9.5%.

5.2 Operational Performance

GWh sold
Δ6.3%
209
1,518
1,984
2,632
5,637
5,992
2Q17
2Q18
2Q19
2Q20
2Q21
2Q22

Copel was a pioneer in creating an energy trader and the first to sell electricity to free customes, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of electricity volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

Customers/Contracts
Δ10.5%
142
448
438
881
1,518
1,678
jun/17
jun/18
jun/19
jun/20
jun/21
jun/22

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling electricity and providing services in the ACL. In June 2022, the Company registered 1,678 clients/contracts, an increase of 10.5% in relation to the same period of the previous year. The amount of electricity sold reached 12,156 GWh in 2Q22, an increase of 6.3% compared to 2Q21. The chart below shows the evolution of Copel Mercado Livre in terms of quantity of GWh sold and number of final customers. For more information, consult the Notice to the Market 18/22.

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6. ESG Performance

6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN's Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program "SDG Ambition". Copel joined the "Pact on Water and Energy Resilience" Commitment and received the Federal Government's Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

- ISE B3: Copel was ranked 11th in the Ranking of companies listed on B3's Corporate Sustainability Index (ISE B3), ranking 4th among companies in the electricity sector (Copel has been part of the index since 2005);
- Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

- The Company has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
- Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
- It is part of the portfolio of B3's Carbon Efficient Index (ICO2 B3) – 2021
- Joined the Pact on Water and Energy Resilience. Net Zero Ambition Movement – On April, 13 Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

- Listed on IGPTW B3 - average performance indicator of the quotations of companies certified by the Great Place to Work (GPTW).
- Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

- It has Statutory Advisory Committees to the Board of Directors: Statutory Sustainable Development Committee - CDS, Investment and Innovation Committee and Minority Shareholders' Committee.
- Increased to 3 the number of CAD members elected by non-controlling shareholders;
- It has an external and independent member of the Statutory Audit Committee;
- Establishment of variable remuneration with ESG targets – 2022: 10% of PPD;
- Awarded the Pro-Ethics Seal 2020-2021 granted by the Federal Controller General (CGU) and ETHOS Institute – 2021;
- Listed on B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector

7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION

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6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

Environmental Indicator	Carried		
	2020	2021	Δ%
Renewable sources (% Installed capacity)	93.5	93.8	0.3
Renewable sources (% Energy generated)	93.2	91.2	(2.1)
GHG emissions (Scope 1 - tCO2e)	33,534.5	15,377.7	(54.1)
GHG emissions (Scope 2 - tCO2e)	174,383.0	451,356.9	158.8

[1]Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, soil change, and fugitive emissions)
[2]Scope 2 refers to indirect greenhouse gas emissions from Copel's operations
(consumption and energy loss)

Social Indicator	Carried		
	2020	2021	Δ%
Women at Copel (% Copel employees)	22.7	22.2	(2.2)
Women at Copel (% Contractors)	-	10.5	-
Frequency of occupational accidents - TF (% Company employees)	1.1	1.2	5.4
Frequency of occupational accidents - TF (% Contractors)	5.8	5.9	0.7

TF: Frequency rate of occupational accidents with leave of absence. This rate (occurrences per one million hours/men) represents exposure to risk, number of contractors involved in accidents with leave of absence or fatalities in the period considered.
TG: Accident severity rate (occurrences per one million hours/men exposed to risk) represents the sum of work days lost by all injured employees, victims of temporary total disability, and days charged for death or permanent disability in the period
ABNT – NBR 14280: 2001

Governance Indicator	Carried		
	2020	2021	Δ%
Women in leadership positions (%)	22.6	22.8	1.0
Women in the Board of Directors (%)	22.2	11.1	(50.0)
Independent Board Members (%)	77.8	77.8	-
Reports solved through the Whistleblowing Channel (%)[1]	99.7	98.5	(1.2)

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
ISE B3	11th position 4th among the companies of the Electricity Sector in ISE B3	2022
S&P Global	CSA Score 68	2021
CDP DISCLOSURE INSIGHT ACTION	Classification B	2021
ICO2 B3		2021
CDP DISCLOSURE INSIGHT ACTION ICDPR70		2021
SUSTAINALYTICS a Morningstar company	Medium Risk	2022
MSCI	BBB	2021
ISS	Classification C	2022

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7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD for the 2Q22:

	Consolidated 06.30.2021
CASH GENERATED BY OPERATIONAL ACTIVITIES	2,954,323
NET CASH USED BY INVESTMENT ACTIVITIES	(1,244,532)
AVAILABLE CASH FLOW "ACF"	**1,709,791**

Payment of Dividends

On June 30, 2022, as resolved by the Board of Directors at the 227th Ordinary Meeting held on June 15, 2022, and in line with the Dividend Policy, the Company paid R$ 1,368.7 million, as an additional income for fiscal year 2021 and R$283.1 million referring to interim dividends for fiscal year 2021, in the form of Interest on Equity (JCP), totaling R$1,651.8 million. For more information, see Notice to Shareholders 06/22.

Fitch Reaffirms 'AAA(bra)' Rating for Copel and its Subsidiaries

The rating agency Fitch Ratings ("Fitch") reaffirmed the 'AAA (bra)' long-term rating of Copel and its wholly-owned subsidiaries Copel Geração e Transmissão ("Copel GeT") and Copel Distribuição ("Copel Dis"), as high as possible on the Fitch scale. At the same time, the outlook on the corporate ratings was kept stable. The preservation of the 'AAA (bra)' rating mainly reflects the robust credit profile of the Copel group, the expectation of maintaining its strong financial profile and the consistent operating performance with its integrated operations in the energy sector, a characteristic that contributes to the dilution of operational and regulatory risks.

According to the Fitch report, the following reasons stand out: (i) Strong Business Profile justified by the benefit of diversification and the relevance of its operating assets in the Brazilian electricity sector; (ii) Robust Cash Generation, with emphasis on the generation business; (iii) Distribution Efficiency Gains, mainly due to market growth above the national average, consistent cost control, investments in network modernization and losses below regulatory limits; (iv) Manageable Hydrological Risk, given the best hydrological conditions and risk mitigation with conservative energy levels; and (v) Conservative Financial Leverage, less than 2.5x.

Copel is among the most responsible companies in the electricity sector in Brazil

Copel improved its position in the Merco Responsibility ESG (Environmental, Social and Governance) ranking, released at the end of June. The Company rose from fifth to second place among the companies in the electric energy sector with the best ESG practices, behind only Eletrobras. The event released the 100 Most Responsible Companies ESG Brazil 2021, and the top 25 of the ranking in the three variables, E - environment, S - internal scope, customers and society and G - ethics and governance. The field research of the Merco ESG Responsibility Ranking in Brazil took place between July 2021 and April 2022. One of the main methodological innovations in this eighth edition of the ranking is the inclusion of Merco Sociedade, the monitor that measures reputation from a citizen perspective. This indicator integrates "being ethical" with "doing responsible", emphasizing social legitimacy, social license and social plausibility. In addition, the evaluations of Merco Digital are considered, that is, the "conversation" generated in digital media, influencers and users, in addition to objective indicators answered by the companies themselves.

Copel Distribuição wins ABRADEE Award in the "Management Quality" and "Best of the South"

The Brazilian Association of Electric Energy Distributors (Abradee) announced on July 28 the winners of the 24th edition of the Abradee Award, held in partnership with the Ethos Institute, the Innovare Institute for Research and Opinion, the National Quality Foundation (FNQ) and the Economic Research Institute Foundation (FIPE). Copel Distribuição was the winner in the "Management Quality"

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and "Best in the South" categories. Copel also won second place in the "Customer Satisfaction" category. The Management Quality category evaluates distributors based on the fundamentals of Management for Excellence adopted by the National Quality Foundation - FNQ from the criteria of systemic thinking, organizational learning and innovation, transformative leadership, commitment to stakeholders, adaptability, development sustainability, process orientation and value creation.

Annual Letter of Public Policies and Corporate Governance

On June 15, 2022, the Board of Directors approved the Annual Letter of Public Policies and Corporate Governance 2021, as provided for in Law 13,303/2016 (State-owned Companies Law). The document consolidates the main information from the Reference Form, covering, among others, the business segments, governance policies and practices, risk management and internal control structure, economic-financial data and administrators' comments, as well as the public interest which justified the creation of the Company, explaining its commitments to meet the objectives of public policies. To access the full document, click here.

Copel Distribuição is registered as a publicly-held company in category "B"

On May 19, 2022, the Brazilian Securities and Exchange Commission (CVM) granted the registration of Copel Distribuição as a publicly-held company in category "B", under code 2680-8, in accordance with CVM Resolution No. replaced CVM Instruction No. 480/09). Such registration is part of the Company's strategic plan and does not aim to issue shares, but it is a measure that further reinforces the Company's transparency, in line with the best governance practices. In addition, it enables the diversification of funding sources and the optimization of the debt profile. Therefore, the documents required by CVM Resolution nº 80/22 are already available on the CVM website, including the Registration Form – FCA and the Reference Form – FRE, giving rise to the first information about Copel Dis as a publicly-held company. The Company also makes information available on its IR website (https://ri.copel.com/en/subsidiaries/copel-distribuicao-s-a/).

Copel Distribuição Tariff Adjustment

As of June 24, 2022, the National Electric Energy Agency - ANEEL authorized the average tariff readjustment of 4.90% for consumers served by Copel Distribuição. For residential customers, the adjustment was 1.58%. In calculating the tariff, ANEEL considered the proposed regulation of the tariff component 'CDE Modicidade Eletrobras', which deals with the inclusion of contributions to the Energy Development Account (CDE) resulting from the capitalization process of Eletrobras. Another measure considered for mitigating tariffs was the return of PIS/COFINS credits which, in the Copel readjustment, promoted attenuation of 13.3%.

For more information, consult the Notice to the Market 15/22.

Readjustment of Annual Permitted Revenues ("APRs") for the 2022-2023 Cycle

The National Electric Energy Agency – Aneel established the Annual Permitted Revenues ("APRs") for the electricity transmission assets for the 2022-2023 cycle, effective from July 1, 2022. The APRs of transmission assets in operation of Copel Geração e Transmissão S.A. ("Copel GeT") and the SPE's in which it has a 100% stake for the 2022/2023 cycle are now R$896.9 million. Additionally, considering the APRs approved for the Special Purpose Entities ("SPEs") in which Copel GeT has a stake, the total consolidated amount for Copel GeT is now R$ 1,387.9 million, an increase of approximately 15% compared to the previous cycle.

For more information, consult the Notice to the Market 17/22.

Copel's Open Innovation Program - DemoDay

The first edition of the Copel Volt open innovation program ended at the end of May, with the results demonstrations of the five projects selected in the program. This initiative further reinforces the Company's culture of innovation and establishes greater integration with the best and boldest solutions for the main challenges of the Brazilian electricity sector, with gains for Copel and its customers. The Program received more than 200 project applications from all over the world and 5 startups were selected, 3 Brazilian and 2 international, focusing on energy efficiency, energy trading, electromobility, operational efficiency and customer loyalty. The startups were selected based on their ability to execute, the degree of innovation of the projects and the impact that the solution can bring to the market. From this, Copel will be able to enable new business models, including new products and services. More information about the Program can be obtained at https://copelvolt.com/.

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Copel's public call benefits 41 hospitals with energy efficiency actions

On May 18, 2022, the result of Copel Distribuição's public call for energy efficiency projects with renewable energy in solar panels was announced in public and charitable hospitals in Paraná. The initiative will allow for a reduction in consumption and, consequently, in the costs of electricity at these units. 41 proposals for medical complexes from 33 municipalities were selected, totaling an investment of R$ 35 million under the Energy Efficiency Program - PEE. The proposal, unprecedented in the country, was built by the State Government in partnership with the National Electric Energy Agency (Aneel) and Copel.

R&D Project between Copel, UFPR and Curitiba City Hall implements micro energy grid in Curitiba Park

A pilot project was started at the Complexo Imap (Municipal Institute of Public Administration, in Curitiba), in Barigui Park, to test the operation of small, own electric energy generations operating together. The objective is to develop an intelligent tool that allows active daily management of networks, taking into account the demand of consumers involved in a microgrid. At the end of the research, Copel expects to become the owner of a methodology capable of simulating future scenarios of the distribution system, anticipating the positive and negative impacts on the grid. The arrangement is the result of a Research and Development project financed by Copel and carried out by the Federal University of Paraná since June 2020.

Copel implements a pioneering operating system in all substations

Copel concluded another stage of the project that modernizes the management of distribution grid throughout Paraná. From now on, all the company's substations that operate at 34.5 kV (kilovolts), 69 kV and 138 kV will be remotely controlled, in Curitiba, by the Advanced Distribution Management System (ADMS). This system modernizes the remote operation of substations, facilitates the service of operators and allows, in the event of a shutdown, power to be restored much faster. In addition to unifying the entire operation in a single environment, obtaining scale gains, ADMS automates operations that were previously performed manually. Therefore, it is expected that the energy supply will become more efficient, with greater agility and lower operating costs.

Copel launches smartgrid functionality in app

Copel Distribuição made functionality available in the mobile application for consumers who have a smart meter. With it, it is possible to consult the amount of kilowatt-hour (kWh) consumed each day and estimate the total consumption for the month, before closing the invoice. The new functionality is one of the fundamental steps towards the consolidation of the smart grid in Paraná. Copel's Smart Grid is a technology that automates the system, making it more efficient, safe and reliable, with benefits for the Company through grid management and for the consumer with access to information and agility in the provision of service.

Copel and Lactec create a system with sensors to remotely monitor power lines

Copel, in partnership with the Institute of Technology for Development - LACTEC, developed a new technique to remotely monitor the performance of insulators in transmission and distribution lines and, thus, prevent failures and disconnections in the electrical system. The sensors measure the leakage current of the insulators and send information in real time to the supervision software developed by the project team. Thus, it is possible to diagnose the state of the equipment remotely to support the planning of interventions in the grid. This project meets safety requirements at lower costs than conventional methods, generating value for the Company's business and contributing to the reliability of the Electric Power System.

Copel Mercado Livre offers credit insurance as a financial guarantee

Copel Mercado Livre entered into a partnership with an insurance company to offer consumers a new type of financial guarantee, credit insurance. This process helps to reduce bureaucracy in the commercial relationship with the customer and allows the Company to guarantee the Company in case of default. The insurance is available to customers who contract electricity in the conventional and incentivized modalities with a volume of up to 2 average MW.

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Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company's financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations
ri@copel.com
Phone: +55 (41) 3331-4011

COPEL
Pura Energia

List of Exhibit

Exhibit I - Consolidated Results

Income Statement

Balance Sheet

Cash flow

Financial Results

Adjusted EBITDA and Equity in earnings of subsidiaries

Exhibit II - Result per Subsidiary

Copel GET Income Statement

Copel DIS Income Statement

Copel COM Income Statement

Income Statement by Company

Asset by Company

Liabilities by Company

Exhibit III - Energy Market

Total Consolidated Market and Distribution Market

Energy Flow

Tariffs

Purchased Energy and Charges

Energy Balance

Exhibit IV - Operational Data

Indicators Summary

Generation

Interest in Generation

Transmission

Distribution

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Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
						R$ '000
Income Statement	2Q22	2Q21	Δ%	1H22	1H21	Δ%

OPERATING REVENUES	5,258,566	5,427,020	(3.1)	10,846,315	10,412,813	4.2
Electricity sales to final customers	1,862,709	1,702,022	9.4	3,996,862	3,452,738	15.8
Electricity sales to distributors	932,703	1,206,772	(22.7)	1,934,378	2,359,108	(18.0)
Use of the main distribution and transmission grid	1,097,535	1,303,301	(15.8)	2,360,439	2,428,223	(2.8)
Construction revenue	547,307	496,526	10.2	1,034,370	870,806	18.8
Fair value of assets from the indemnity for the concession	34,756	39,849	(12.8)	77,305	68,719	12.5
Revenues from telecommunications	-	-	-	-	-	-
Distribution of piped gas	328,353	170,797	92.2	561,442	305,666	83.7
Result of Sectorial financial assets and liabilities	354,323	428,939	(17.4)	678,508	789,288	(14.0)
Other operating revenues	100,880	78,813	28.0	203,011	138,264	46.8
OPERATING COSTS AND EXPENSES	(4,268,518)	(4,233,542)	0.8	(8,798,568)	(8,259,849)	6.5
Electricity purchased for resale	(1,918,409)	(1,976,430)	(2.9)	(3,857,907)	(3,662,726)	5.3
Charge of the main distribution and transmission grid	(503,440)	(571,690)	(11.9)	(1,278,415)	(1,131,972)	12.9
Personnel and management	(232,880)	(319,526)	(27.1)	(515,205)	(628,776)	(18.1)
Pension and healthcare plans	(66,497)	(61,157)	8.7	(134,582)	(122,995)	9.4
Materials and supplies	(26,948)	(15,636)	72.3	(45,184)	(32,308)	39.9
Materials and supplies for power eletricity	(1,499)	(284,561)	(99.5)	(86,930)	(604,723)	(85.6)
Natural gas and supplies for the gas business	(251,003)	(123,356)	103.5	(438,415)	(218,364)	100.8
Third-party services	(196,668)	(155,318)	26.6	(364,598)	(322,399)	13.1
Depreciation and amortization	(321,494)	(254,515)	26.3	(641,872)	(511,491)	25.5
Provisions and reversals	(59,889)	94,479	-	(175,837)	28,517	-
Construction cost	(545,528)	(499,181)	9.3	(1,022,245)	(872,553)	17.2
Other cost and expenses	(144,263)	(66,651)	116.4	(237,378)	(180,059)	31.8
PROVISION FOR ALLOCATION OF PIS AND COFINS	(810,563)	-	-	(810,563)	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	208,425	66,071	215.5	321,206	152,805	110.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	387,910	1,259,549	(69.2)	1,558,390	2,305,769	(32.4)
FINANCIAL RESULTS	(1,278,799)	9,421	-	(1,492,026)	(9,711)	-
Financial income	270,911	238,382	13.6	530,786	506,711	4.8
Financial expenses	(538,340)	(228,961)	135.1	(1,011,442)	(516,422)	95.9
Update of provision for allocation of Pis and Cofins credits	(1,011,370)	-	-	(1,011,370)	-	-
OPERATIONAL EXPENSES/ INCOME	(890,889)	1,268,970	-	66,364	2,296,058	(97.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	368,518	(311,972)	-	81,056	(579,821)	-
Income tax and social contribution on profit	(114,422)	(69,511)	64.6	(388,271)	(351,616)	10.4
Deferred income tax and social contribution on profit	482,940	(242,461)	-	469,327	(228,205)	-
NET PROFIT continued operations	(522,371)	956,998	-	147,420	1,716,237	(91.4)
NET PROFIT discontinued operations	-	47,661	-	-	83,596	-
NET PROFIT	(522,371)	1,004,659	-	147,420	1,799,833	(91.8)
Attributed to shareholders of the parent company - continuous operations	(536,523)	904,181	-	127,818	1,655,975	(92.3)
Attributed to the controlling company's shareholders - discontinued operations	-	45,807	-	-	79,858	-
Attributed to non-controlling shareholders	14,152	54,670	(74.1)	19,602	63,999	(69.4)
EBITDA	709,404	1,514,064	(53.1)	2,200,262	2,817,260	(21.9)

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Jun-22	Dez-21	Δ%	Liabilities	Jun-22	Dez-21	Δ%
CURRENT	10,065,034	11,189,872	(10.1)	CURRENT	7,484,013	7,979,993	(6.2)
Cash and cash equivalents	3,618,179	3,472,845	4.2	Payroll, social charges and accruals	330,828	604,810	(45.3)
Bonds and securities	14,662	16,121	(9.1)	Suppliers	2,091,060	2,585,735	(19.1)
Collaterals and escrow accounts	38,316	182	-	Income tax and social contribution payable	127,931	63,946	100.1
Customers	3,580,259	4,433,193	(19.2)	Other taxes due	367,467	440,933	(16.7)
Dividends receivable	33,491	68,162	(50.9)	Loans, financing and debentures	2,601,641	2,724,255	(4.5)
CRC transferred to the State of Paraná	-	-	-	Minimum compulsory dividend payable	89,141	330,947	(73.1)
Sectorial financial assets	-	383,740	-	Post employment benefits	74,193	68,836	7.8
Account receivable related to concession	8,214	5,121	60.4	Customer charges due	52,533	198,386	(73.5)
Accounts receivable related to the concession compensation	-	-	-	Research and development and energy efficiency	267,343	292,495	(8.6)
Contract Assets	185,590	148,488	25.0	Accounts Payable related to concession	113,250	104,963	7.9
Other current receivables	705,667	749,816	(5.9)	Net sectorial financial liabilities	885,385	139,770	533.5
Inventories	206,789	197,779	4.6	Lease liability	53,153	47,240	12.5
Income tax and social contribution	274,682	151,912	80.8	Other accounts payable	430,088	370,383	16.1
Other current recoverable taxes	1,341,773	1,508,864	(11.1)	PIS and COFINS to be refunded to costumers	-	7,294	-
Prepaid expenses	56,459	53,649	5.2	Provision for litigation	-	-	-
Related parties	952	-	-	Liabilities associated with assets classified as held for sale	-	-	-
Assets classified as held for sale	-	-	-	NON-CURRENT	20,854,075	19,382,307	7.6
NON-CURRENT	38,613,175	38,347,663	0.7	Subsidiaries and Affiliates	-	-	-
Long Term Assets	16,104,323	15,743,322	2.3	Suppliers	125,309	125,249	0.0
Bonds and securities	365,892	344,937	6.1	Deferred income tax and social contribution	1,494,030	1,364,828	9.5
Other temporary investments	27,481	19,985	37.5	Other taxes due	594,183	594,810	(0.1)
Collaterals and escrow accounts	-	142,764	-	Loans, financing and debentures	10,303,400	9,101,806	13.2
Customers	92,592	82,233	12.6	Post employment benefits	1,254,208	1,226,338	2.3
CRC transferred to the State of Paraná	-	-	-	Research and development and energy efficiency	336,761	334,602	0.6
Judicial deposits	619,947	591,131	4.9	Accounts Payable related to concession	853,849	798,996	6.9
Sectoral financial assets	22,843	383,740	(94.0)	Net sectorial financial liabilities	46,280	153,409	(69.8)
Account receivable related to concession	2,402,213	2,261,684	6.2	Lease liability	214,309	165,494	29.5
Accounts receivable related to the concession compensation	-	-	-	Other accounts payable	384,885	599,909	(35.8)
Contract Assets	7,436,364	6,739,560	10.3	PIS and COFINS to be refunded to costumers	1,861,828	3,319,501	(43.9)
Other non-current receivables	619,938	916,606	(32.4)	Provision for allocation of Pis and Cofins credits	1,821,933	-
Income tax and social contribution	45,943	153,850	(70.1)	Tax, social security, labor and civil provisions	1,563,100	1,597,365	(2.1)
Deferred income tax and social contribution	1,561,788	963,259	62.1	EQUITY	20,945,729	22,175,235	(5.5)
Other non-current recoverable taxes	2,909,295	3,143,546	(7.5)	Attributed to controlling shareholders	20,596,167	21,837,024	(5.7)
Prepaid expenses	27	27	0.4	Share capital	10,800,000	10,800,000	0.0
Related parties	-	-	-	Equity valuation adjustments	405,855	426,170	(4.8)
Investments	3,288,891	3,042,134	8.1	Legal reserves	1,457,087	1,457,087	(0.0)
Property, plant and equipment, net	10,239,484	10,142,591	1.0	Retained earnings	7,785,092	7,785,092	-
Intangible assets	9,328,748	9,215,560	1.2	Additional proposed dividends	-	1,368,675	-
Right to use an asset	257,338	204,056	26.1	Accrued earnings	148,133	-	-
				Attributable to non-controlling interest	349,562	338,211	3.4
TOTAL	49,283,817	49,537,535	(0.5)	TOTAL	49,283,817	49,537,535	(0.5)

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	06.30.2022	06.30.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income from continuing operations	147,420	1,716,236
Net income (loss) from discontinued operations	-	83,596
Net income	147,420	1,799,832
Adjustments to reconcile net income for the period with cash
Unrealized monetary and exchange variation and debt charges - net	702,299	226,126
Interest - bonus from the grant of concession agreements under the quota system	(78,146)	(60,148)
Remuneration of transmission concession contracts	(547,268)	(538,061)
Recovery of PIS / Pasep and Cofins on ICMS	(11,432)	31,563
Provision for allocation of Pis and Cofins credits	1,821,933	-
Income tax and social contribution	388,271	351,616
Deferred income tax and social contribution	(469,327)	228,206
Equity in earnings of investees	(321,206)	(152,805)
Appropriation of post-employment benefits obligations	131,075	116,413
Creation for research and development and energy efficiency programs	76,881	83,364
Recognition of fair value of assets related to concession compensation	(77,305)	(68,719)
Sectorial financial assets and liabilities result	(747,667)	(869,738)
Depreciation and amortization	641,872	511,495
Net operating estimated losses, provisions and reversals	175,837	(7,207)
Realization of added value in business combinations	(361)	(361)
Fair value in energy purchase and sale operations	17,393	(19,413)
Derivatives fair value	2,907	7,411
Loss on disposal of accounts receivable related to concession	26,625	90
Loss on disposal of contract assets	4,742	1,985
Loss on disposal of property, plant and equipment	874	1,394
Loss on disposal of intangible assets	24,731	12,414
Result of write-offs of use rights of assets and liabilities of leases - net	(54)	(59)
	1,910,094	1,655,398
Decrease (increase) in assets
Trade accounts receivable	1,091,748	360,596
Dividends and interest on own capital received	52,223	19,927
CRC transferred to the Government of the State of Paraná	-	184,640
Judicial deposits	(10,546)	(46,475)
Sectorial financial assets	606,154	291,232
Other receivables	113,186	(271,467)
Inventories	(9,010)	(31,728)
Income tax and social contribution	(50,082)	(18,368)
Other current taxes recoverable	115,107	(141,225)
Prepaid expenses	(2,810)	117
Related parties	(952)	-
	1,905,018	347,249
Increase (decrease) in liabilities
Payroll, social charges and accruals	(183,119)	88,482
Related parties	-	-
Suppliers	(529,029)	(236,575)
Other taxes	325,078	(47,491)
Post-employment benefits	(97,848)	(92,448)
Sectorial charges due	(145,853)	68,739
Research and development and energy efficiency	(116,075)	(104,339)
Payable related to the concession	(53,735)	(43,353)
Other accounts payable	48,109	(29,196)
Provisions for legal claims	(108,317)	(110,124)
	(860,789)	(506,305)
CASH GENERATED BY OPERATING ACTIVITIES	2,954,323	1,496,342
Income tax and social contribution paid	(206,005)	(299,184)
Loans and financing - interest due and paid	(166,625)	(85,457)
Debentures - interest due and paid	(370,660)	(121,881)
Charges for lease liabilities paid	(9,737)	(2,290)
Financial charges on loans granted/obtained by parties	-	-

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,201,296	987,530
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	20,770
NET CASH GENERATED FROM OPERATING ACTIVITIES	2,201,296	1,008,300
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	77,638	20,131
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(1,021,933)	(701,521)
Additions in investments	(4,829)	(100)
Capital reduction of investees	61,537	-
Additions to property, plant and equipment	(353,477)	(64,585)
Additions to intangible assets	(3,468)	(3,635)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	-1,244,532	-749,710
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	- 47,338
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	-1,244,532	-797,048
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	121,927	-
Issued debentures	1,500,000	-
Transaction costs in the issuance of debentures	(14,445)	-
Amortization of principal of loans and financing	(242,732)	(101,965)
Amortization of principal of debentures	(526,655)	(335,877)
Amortization of principal of lease liabilities	(26,327)	(25,349)
Dividends and interest on own capital paid	(1,623,198)	(1,255,581)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	-811,430	-1,718,772

NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(1,608)
NET CASH USED FROM FINANCING ACTIVITIES	-811,430	-1,720,380
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	145,334	-1,509,128

Cash and cash equivalents at the beginning of the period	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	3,618,179	1,437,628
Cash and cash equivalents variations from discontinued operations	-	276,012
CHANGE IN CASH AND CASH EQUIVALENTS	145,334	(1,509,128)

Exhibit I - CONSOLIDATED RESULTS > FINANCIAL RESULT
						R$'000
	2Q22	2Q21	Δ%	1H22	1H21	Δ%
Financial Revenues	270,911	238,382	13.6	530,786	506,711	4.8
Income and monetary variation on CRC transfer	-	95,534	-	-	223,255	-
Income from investments held for trading	125,701	17,124	-	213,645	31,599	-
Exchange variation on loan collateral	-	(14,372)	-	-	11	-
Late fees on electricity bills	86,640	91,868	(5.7)	163,057	174,403	(6.5)
Monetary restatement and adjustment to present value of accounts payable related to concession	1,909	1,017	87.7	3,195	2,259	41.4
Income from sectorial assets and liabilities	43,631	5,368	-	75,760	9,134	-
Exchange variation About Purchase Itaipu Electric Power	9,826	30,337	(67.6)	39,333	32,801	19.9
Derivatives fair value - forward contract	-	(3,899)	-	-	-	-
Tax credit recognition	9,064	5,256	72.5	17,801	8,656	105.6
Other financial revenues	5,425	21,523	(74.8)	39,507	47,572	(17.0)
(-) Pis/Pasep and Cofins on revenues	(11,285)	(11,374)	(0.8)	(21,512)	(22,979)	(6.4)
Financial Expenses	(538,340)	(228,961)	135.1	(1,011,442)	(516,422)	95.9
Monetary variation, foreign exchange and debt service charges	(417,464)	(143,247)	191.4	(765,194)	(307,928)	148.5
Monetary variation and adjustment to present value of accounts payable related to concession	(48,595)	(64,475)	(24.6)	(120,070)	(139,793)	(14.1)
Exchange variation About Purchase Itaipu Electric Power	(9,934)	(199)	-	(14,534)	(26,625)	(45.4)
Pis/ Pasep and Cofins taxes over interest on equity	(12,004)	(28)	-	(12,378)	(28)	-
Income from sectorial assets and liabilities	(3,505)	(940)	272.9	(7,296)	(940)	-
Derivatives fair value - forward contract	-	(7,411)	-	(2,907)	(7,411)	(60.8)
Interest on R&D and PEE	(8,156)	(2,953)	176.2	(16,201)	(5,347)	203.0
Monetary variation on CRC transfer	-	(1,788)	-	-	(1,788)	-
Other financial expenses	(38,682)	(7,920)	-	(72,862)	(26,562)	174.3
(-) Update of provision for allocation of Pis and Cofins credits	(1,011,370)	-	-	(1,011,370)	-	-
Financial income (expenses)	(1,278,799)	9,421	-	(1,492,026)	(9,711)	-

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES

						R$'000
Adjusted EBITDA	2Q22	2Q21	Δ%	1H22	1H21	Δ%

EBITDA continued operations	709.4	1,514.1	(53.1)	2,200	2,817	(21.9)
(-)/+ Fair value in the purchase and sale of energy	(4.4)	(18.3)	(75.7)	17.4	(19.4)	-
(-)/+ Tariff flag account on distributed generation	-	-	-	(43.4)	-	-
(-)/+ Impairment	42.1	(124.8)	-	42.1	(126.2)	-
(-)/+ Effect on PIS/Cofins Provision	(58.1)	-	-	(58.1)	-	-
(-)/+ Incentive Dismissal Program Reversal	-	-	-	(7.9)	-	-
(-)/+ Provision for allocation of PIS/Cofins credits	810.6	-	-	810.6	-
Adjusted EBITDA with discontinued operations	1,499.5	1,371.0	9.4	2,960.9	2,671.6	10.8
(-)/+ Equity in earnings of subsidiaries	(208)	(66)	215.5	(321.2)	(152.8)	110.2
Adjusted EBITDA without earnings of subsidiaries	1,291.1	1,304.9	(1.1)	2,639.7	2,518.8	4.8

			R$'000			R$'000
Variation in Equity in earnings of subsidiaries	2Q22	2Q21	Δ%	1H22	1H21	Δ%

Joint Ventures	201,506	61,696	226.6	308,054	143,055	115.3
Voltalia São Miguel do Gostoso I Participações S.A.	(1,064)	(111)	858.6	(3,673)	(1,778)	106.6
Caiuá Transmissora de Energia S.A.	12,157	2,791	335.6	16,637	5,697	192.0
Integração Maranhense Transmissora de Energia S.A.	20,125	4,290	369.1	27,185	9,050	200.4
Matrinchã Transmissora de Energia (TP NORTE) S.A.	95,374	16,172	489.7	123,975	41,338	199.9
Guaraciaba Transmissora de Energia (TP SUL) S.A.	40,772	6,786	500.8	54,110	14,853	264.3
Paranaíba Transmissora de Energia S.A.	8,956	7,138	25.5	21,161	17,108	23.7
Mata de Santa Genebra Transmissão S.A.	9,859	19,625	(49.8)	33,431	39,483	(15.3)
Cantareira Transmissora de Energia S.A.	15,229	5,036	202.4	35,066	17,373	101.8
Solar Paraná	98	(31)	(416.1)	162	(69)	(334.8)
Associates	6,919	4,374	58.2	13,152	9,749	34.9
Dona Francisca Energética S.A.	1,720	2,194	(21.6)	3,359	4,437	(24.3)
Foz do Chopim Energética Ltda.	5,199	2,180	138.5	9,795	5,312	84.4
Others ¹	-	-	-	(2)	-	-
TOTAL	208,425	66,070	215.5	321,206	152,804	110.2
[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

								R$'000
Financial Information of the Participations

Subsidiaries (consolidates with copel)	Compagas	Elejor	UEGA
Total assets	905,479	833,761	624,323
Shareholder’s equity¹	527,212	(62,005)	532,147
Net operating revenue	253,647	54,867	98,032
Net Income	27,249	(21,060)	(8,430)
Associates (Equitiy in earnings of investees)	Dona Francisca	Foz do Chopim
Total assets	179,554	50,060
Shareholder’s equity¹	112,085	47,288
Net operating revenue	33,128	38,135
Net Income	14,587	27,382
Participation in the enterprise - %	23	36
Investment book value	25,809	16,914
Joint ventures (Equitiy in earnings of investees)	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	227,105	326,426	596,930	2,968,919	1,658,480	1,951,732	3,265,107	1,809,888
Shareholder’s equity¹	224,788	252,274	395,406	1,907,720	942,296	1,012,594	1,363,043	964,071
Net operating revenue	-	50,703	85,269	435,893	210,322	157,159	273,390	133,141
Net Income	(8,443)	33,956	55,479	253,009	110,428	86,376	66,728	71,563
Participation in the enterprise - %	49	49	49	49	49	25	50	49
Investment book value	110,148	123,614	193,749	934,782	461,724	248,086	682,884	472,395

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

						R$'000
Income Statement	2Q22	2Q21	Δ%	1H22	1H21	Δ%
OPERATING REVENUES	1,276,252	1,709,641	(25.3)	2,675,847	3,275,435	(18.3)
Electricity sales to final customers	17	43,846	(100.0)	100	95,256	(99.9)
Electricity sales to distributors	911,814	1,200,162	(24.0)	1,939,235	2,417,153	(19.8)
Use of the main transmission grid	331,264	396,727	(16.5)	647,158	645,263	0.3
Construction revenue	21,085	62,756	(66.4)	64,766	102,879	(37.0)
Other operating revenues	12,072	6,150	96.3	24,588	14,883	65.2
OPERATING COSTS AND EXPENSES	(641,199)	(844,060)	(24.0)	(1,351,612)	(1,738,560)	(22.3)
Electricity purchased for resale	(59,421)	(199,185)	(70.2)	(113,774)	(249,095)	(54.3)
Charges of main distribution and transmission grid	(133,158)	(115,491)	15.3	(265,624)	(229,732)	15.6
Personnel and management	(75,883)	(95,324)	(20.4)	(164,264)	(183,540)	(10.5)
Pension and healthcare plans	(19,985)	(17,735)	12.7	(40,176)	(35,430)	13.4
Materials and supplies	(4,933)	(3,738)	32.0	(8,428)	(6,984)	20.7
Materials and supplies for power eletricity	(1,583)	(290,411)	(99.5)	(89,760)	(616,786)	(85.4)
Third-party services	(52,329)	(44,477)	17.7	(101,332)	(91,615)	10.6
Depreciation and amortization	(192,334)	(135,961)	41.5	(382,640)	(273,508)	39.9
Provisions and reversals	(6,336)	137,486	-	(12,687)	129,083	(109.8)
Construction cost	(19,306)	(65,411)	(70.5)	(52,641)	(104,626)	(49.7)
Other cost and expenses	(75,931)	(13,813)	449.7	(120,286)	(76,327)	57.6
EQUITY IN EARNINGS OF SUBSIDIARIES	207,670	64,018	224.4	321,359	150,215	113.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	842,723	929,599	(9.3)	1,645,594	1,687,090	(2.5)
FINANCIAL RESULTS	(180,005)	(94,193)	91.1	(340,287)	(185,147)	83.8
Financial income	79,866	20,458	290.4	141,677	44,661	217.2
Financial expenses	(259,871)	(114,651)	126.7	(481,964)	(229,808)	109.7
OPERATIONAL EXPENSES/ INCOME	662,718	835,406	(20.7)	1,305,307	1,501,943	(13.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(159,055)	(160,595)	(1.0)	(338,290)	(348,598)	(3.0)
Income tax and social contribution on profit	(87,974)	(71,147)	23.7	(213,554)	(238,788)	(10.6)
Deferred income tax and social contribution on profit	(71,081)	(89,447)	(20.5)	(124,736)	(109,810)	13.6
NET INCOME (LOSS)	503,663	674,812	(25.4)	967,017	1,153,345	(16.2)
EBITDA	1,035,057	1,065,560	(2.9)	2,028,234	1,960,598	3.4

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
Income Statement	2Q22	2Q21	Δ%	1H22	1H21	Δ%
OPERATING REVENUES	3,225,987	3,336,461	(3.3)	6,747,954	6,411,051	5.3
Electricity sales to final customers	1,302,649	1,236,179	5.4	2,856,189	2,535,831	12.6
Electricity sales to distributors	64,517	143,216	(55.0)	117,072	177,907	(34.2)
Use of the main distribution grid	860,601	1,004,415	(14.3)	1,901,505	1,978,839	(3.9)
Construction revenue	523,320	430,849	21.0	963,288	762,258	26.0
Fair value of assets from the indemnity for the concession	30,493	27,930	9.2	58,963	41,559	41.9
Sectorial assets and liabilities result	354,322	428,939	(17.4)	678,508	789,288	(14.0)
Other operating revenues	90,085	64,933	38.7	172,430	125,369	37.5
OPERATING COSTS AND EXPENSES	(2,961,235)	(3,059,201)	(3.2)	(6,156,601)	(5,892,011)	4.5
Electricity purchased for resale	(1,424,827)	(1,555,452)	(8.4)	(2,867,080)	(2,966,971)	(3.4)
Charges of main transmission grid	(458,281)	(549,864)	(16.7)	(1,188,096)	(1,089,324)	9.1
Personnel and management	(135,175)	(185,838)	(27.3)	(300,636)	(370,098)	(18.8)
Pension and healthcare plans	(42,414)	(38,386)	10.5	(85,358)	(77,388)	10.3
Materials and supplies	(20,519)	(11,596)	76.9	(34,587)	(24,645)	40.3
Third-party services	(129,659)	(104,714)	23.8	(238,380)	(222,947)	6.9
Depreciation and amortization	(111,036)	(99,955)	11.1	(219,561)	(200,009)	9.8
Provisions and reversals	(66,236)	(54,384)	21.8	(165,147)	(115,374)	43.1
Construction cost	(523,320)	(430,849)	21.5	(963,288)	(762,258)	26.4
Other cost and expenses	(49,767)	(28,164)	76.7	(94,467)	(62,997)	50.0
PROVISION FOR ALLOCATION OF PIS AND COFINS	(810,563)	-	-	(810,563)	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(545,812)	277,260	-	(219,210)	519,040	-
FINANCIAL RESULTS	(1,040,910)	79,473	-	(1,018,860)	103,192	-
Financial income	147,997	116,878	26.6	310,134	228,180	35.9
Financial expenses	(177,537)	(37,406)	-	(317,624)	(124,988)	-
Update of provision for allocation of Pis and Cofins credits	(1,011,370)	-	-	(1,011,370)	-	-
OPERATIONAL EXPENSES/ INCOME	(1,586,722)	356,732	-	(1,238,071)	622,232	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	578,950	(124,962)	-	458,335	(217,158)	-
Income tax and social contribution on profit	16	(5,156)	-	(134,029)	(110,987)	20.8
Deferred income tax and social contribution on profit	578,935	(119,806)	-	592,364	(106,171)	-
NET INCOME (LOSS)	(1,007,772)	231,770	-	(779,735)	405,074	-
EBITDA	(434,775)	377,215	-	351	719,049	-

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

						R$'000
Income Statement	2Q22	2Q21	Δ%	1H22	1H21	Δ%
OPERATING REVENUES	1,164,072	987,405	17.9	2,348,115	1,881,904	24.8
Electricity sales to final customers	560,605	422,592	32.7	1,141,855	822,863	38.8
Electricity sales to distributors	601,781	545,889	10.2	1,202,193	1,038,663	15.7
Other operating revenues	1,686	18,924	(91.1)	4,067	20,378	(80.0)
OPERATING COSTS AND EXPENSES	(1,137,898)	(950,149)	19.8	(2,321,204)	(1,821,381)	27.4
Electricity purchased for resale	(1,132,117)	(944,498)	19.9	(2,308,526)	(1,809,846)	27.6
Personnel and management	(2,783)	(3,730)	(25.4)	(6,229)	(7,267)	(14.3)
Pension and healthcare plans	(436)	(369)	18.1	(899)	(767)	17.3
Materials and supplies	(11)	(5)	133.2	(23)	(10)	134.9
Third-party services	(724)	(842)	(14.0)	(1,685)	(1,697)	(0.7)
Depreciation and amortization	(86)	(56)	53.7	(164)	(83)	97.1
Provisions and reversals	(580)	82	-	(1,325)	(324)	309.0
Other cost and expenses	(1,159)	(730)	58.9	(2,352)	(1,387)	69.6
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	26,174	37,256	(29.7)	26,911	60,523	(55.5)
FINANCIAL RESULTS	7,735	3,672	110.7	14,004	7,497	86.8
Financial income	7,932	3,689	115.0	14,286	7,523	89.9
Financial expenses	(197)	(18)	-	(283)	(26)	987.2
OPERATIONAL EXPENSES/ INCOME	33,909	40,928	(17.1)	40,915	68,020	(39.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(11,471)	(13,934)	(17.7)	(13,835)	(23,145)	(40.2)
Income tax and social contribution on profit	(6,230)	(4,722)	32.0	(13,174)	(11,072)	-
Deferred income tax and social contribution on profit	(5,241)	(9,212)	(43.1)	(661)	(12,073)	(94.5)
NET INCOME (LOSS)	22,438	26,994	(16.9)	27,080	44,875	(39.7)
EBITDA	26,260	37,312	(29.6)	27,075	60,606	(55.3)

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000
Income Statement 2Q22	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	609,628	310,178	3,225,987	-	335,544	52,531	-	-	134,747	178,072	6,985	51,794	1,164,072	-	(810,973)	5,258,566
Electricity sales to final customers	17	-	1,302,649	-	-	-	-	-	-	-	-	-	560,606	-	(563)	1,862,709
Electricity sales to distributors	592,017	-	64,517	-	-	52,531	-	-	134,747	178,064	6,985	-	601,781	-	(697,940)	932,703
Use of the main distribution and transmission grid (TUSD/ TUST)	-	280,286	860,601	-	-	-	-	-	-	-	-	53,553	-	-	(96,905)	1,097,535
Construction revenue	-	22,850	523,319	-	2,903	-	-	-	-	-	-	(1,765)	-	-	-	547,307
Fair value of assets from the indemnity for the concession	-	-	30,493	-	4,263	-	-	-	-	-	-	-	-	-	-	34,756
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	-	328,353	-	-	-	-	-	-	-	-	-	-	328,353
Sectoral assets and liabilities result	-	-	354,323	-	-	-	-	-	-	-	-	-	-	-	-	354,323
Other operating revenues	17,594	7,042	90,085	-	25	-	-	-	-	8	-	6	1,686	-	(15,566)	100,880
OPERATING COSTS AND EXPENSES	(370,955)	(68,577)	(2,961,234)	-	(282,507)	(20,066)	(32,354)	(2,110)	(92,234)	(88,606)	(4,552)	(345)	(1,137,898)	(22,502)	815,423	(4,268,518)
Energy purchased for resale	(54,383)	-	(1,424,826)	-	-	(42)	-	-	(2,505)	(2,408)	(125)	-	(1,132,117)	-	697,998	(1,918,409)
Charges of the main distribution and transmission grid	(81,034)	-	(458,281)	-	-	(6,584)	(7,850)	-	(11,593)	(35,194)	(317)	-	-	-	97,413	(503,440)
Personnel and management	(40,692)	(28,257)	(135,175)	-	(9,962)	(1,279)	(2,305)	97	(3,421)	(682)	(305)	(222)	(2,783)	(7,893)	-	(232,880)
Private pension and health plans	(11,712)	(7,587)	(42,414)	-	(1,312)	(62)	(150)	(821)	(403)	(81)	(22)	(27)	(436)	(1,470)	-	(66,497)
Materials	(3,173)	(1,403)	(20,519)	-	(809)	(465)	(82)	(12)	(111)	(163)	-	(1)	(11)	(198)	-	(26,948)
Raw material and supplies - energy production	-	-	-	-	-	-	(1,583)	-	-	-	-	-	-	-	84	(1,499)
Natural gas and supplies for gas business	-	-	-	-	(251,003)	-	-	-	-	-	-	-	-	-	-	(251,003)
Third-party services	(21,135)	(7,086)	(129,658)	-	(3,273)	(2,524)	(9,123)	(676)	(19,270)	(6,103)	(715)	(1,478)	(724)	(11,970)	17,067	(196,668)
Depreciation and amortization	(93,583)	(3,338)	(111,036)	-	(10,578)	(6,308)	(5,927)	(524)	(48,225)	(33,559)	(2,794)	(7)	(86)	(630)	(4,899)	(321,494)
Provisions and reversals	(10,321)	640	(66,238)	-	(345)	-	(2,502)	(189)	(108)	(5)	-	(35)	(580)	10,623	9,172	(59,889)
Construction cost	-	(21,071)	(523,319)	-	(2,903)	-	-	-	-	-	-	1,765	-	-	-	(545,528)
Other operating costs and expenses	(54,922)	(475)	(49,767)	-	(2,322)	(2,802)	(2,832)	15	(6,596)	(10,410)	(274)	(340)	(1,159)	(10,964)	(1,414)	(144,263)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	38,710	256,702	-	-	-	-	-	-	5,771	-	-	-	-	(454,678)	361,920	208,425
EARNINGS BEFORE INCOME TAXES	277,384	498,303	(545,810)	-	53,037	32,465	(32,354)	(2,110)	48,284	89,466	2,433	51,449	26,174	(477,180)	366,369	387,910
FINANCIAL RESULTS	(91,499)	(59,860)	(1,040,911)	-	7,312	(39,360)	2,881	265	(39,575)	6,886	254	905	7,735	(33,833)	-	(1,278,799)
Financial income	34,429	17,308	147,997	-	12,879	4,448	5,654	602	26,353	7,045	254	1,684	7,932	20,040	(15,716)	270,911
Financial expenses	(125,928)	(77,168)	(177,537)	-	(5,567)	(43,808)	(2,773)	(337)	(65,928)	(159)	-	(779)	(197)	(53,874)	15,716	(538,340)
Update of provision for allocation of Pis and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	185,885	438,443	(1,586,721)	-	60,349	(6,895)	(29,473)	(1,845)	8,709	96,353	2,688	52,354	33,909	(511,013)	366,369	(890,889)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(48,812)	(60,325)	578,949	-	(17,381)	2,358	-	627	(12,562)	(32,754)	(304)	(2,197)	(11,471)	(25,511)	(2,099)	368,518
NET INCOME FROM CONTINUED OPERATIONS	137,073	378,118	(1,007,772)	-	42,968	(4,536)	(29,473)	(1,218)	(3,853)	63,599	2,383	50,157	22,438	(536,524)	364,271	(522,371)
NET INCOME	137,073	378,118	(1,007,772)	-	42,968	(4,536)	(29,473)	(1,218)	(3,853)	63,599	2,383	50,157	22,438	(536,524)	364,271	(522,371)
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(536,523)
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,152
EBITDA continued operations	370,966	501,641	(434,774)	-	63,615	38,773	(26,427)	(1,586)	96,509	123,025	5,227	51,456	26,260	(476,550)	371,268	709,404

R$'000
Income Statement 2Q21	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	556,892	445,066	3,336,461	114,626	192,130	37,924	420,978	-	122,252	161,445	1,067	22,218	987,405	-	-971,445	5,427,019
Electricity sales to final customers	44,183	-	1,236,179	-	-	-	-	-	-	- 402	-	-	422,592	-	-594	1,702,022
Electricity sales to distributors	493,702	-	143,216	-	-	37,924	420,978	-	122,577	161,837	1,067	-	545,889	-	-720,418	1,206,772
Use of the main distribution and transmission grid (TUSD/ TUST)	-	377,280	1,004,415	-	-	-	-	-	-	-	-	21,623	-	-	-100,017	1,303,301
Construction revenue	-	62,169	430,849	-	2,922	-	-	-	-	-	-	586	-	-	-	496,526
Fair value of assets from the indemnity for the concession	-	-	27,930	-	11,919	-	-	-	-	-	-	-	-	-	-	39,849
Telecommunications	-	-	-	96,391	-	-	-	-	-	-	-	-	-	-	- 96,391	-
Distribution of piped gas	-	-	-	-	177,265	-	-	-	-	-	-	-	-	-	-6,468	170,797
Sectoral assets and liabilities result	-	-	428,939	-	-	-	-	-	-	-	-	-	-	-	-	428,939
Other operating revenues	19,007	5,617	64,933	18,235	24	-	-	-	-325	10	-	9	18,924	-	- 47,557	78,813
OPERATING COSTS AND EXPENSES	-419,548	- 116,725	- 3,059,199	- 89,232	- 150,743	-16,631	-174,444	- 153	- 73,342	- 82,653	-641	-2,533	-950,147	- 42,344	944,796	-4,233,542
Energy purchased for resale	- 171,198	-	- 1,555,452	-	-	-	-	-	- 82	- 27,916	-	-	-944,498	-	722,716	- 1,976,430
Charges of the main distribution and transmission grid	- 71,533	-	- 549,864	-	-	- 3,962	- 6,951	-	- 6,801	- 31,583	-	-	-	-	99,004	-571,690
Personnel and management	- 53,425	-36,261	- 185,838	- 17,193	-9,716	- 1,190	- 1,361	-19	- 3,433	- 377	-276	-192	- 3,730	-6,515	-	-319,526
Private pension and health plans	- 10,387	- 6,988	- 38,386	-2,726	-1,180	-53	-126	-12	-197	- 23	-4	- 11	-369	-695	-	- 61,157
Materials	- 2,649	- 647	- 11,596	-1,096	- 159	-79	- 9	- 5	-273	- 160	-	-2	- 5	- 54	1,099	- 15,636
Raw material and supplies - energy production	-	-	-	-	-	-	-290,411	-	-	-	-	-	-	-	5,850	-284,561
Natural gas and supplies for gas business	-	-	-	-	- 123,356	-	-	-	-	-	-	-	-	-	-	-123,356
Third-party services	- 19,188	- 7,567	- 104,714	- 18,705	-5,055	- 3,479	- 8,138	-39	- 16,772	- 9,124	-329	-1,454	-842	-7,213	47,302	-155,318
Depreciation and amortization	- 77,392	- 2,470	- 99,955	- 33,869	-9,388	- 6,967	- 6,036	-47	- 40,324	- 9,726	-2	- 10	- 56	-587	32,314	-254,515
Provisions and reversals	- 8,937	2,112	- 54,381	2,970	1,725	-	139,190	-27	-250	-	-	-3	83	- 19,335	18,922	82,069
Construction cost	-	-64,824	- 430,849	-	-2,922	-	-	-	-	-	-	-586	-	-	-	-499,181
Other operating costs and expenses	- 4,839	-80	- 28,164	- 18,613	- 692	- 901	-602	- 3	- 5,211	- 3,744	- 30	-275	-730	-7,945	17,589	- 54,241
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	229,014	84,052	-	-	-	-	-	-	25,220	-	-	-	-	887,907	-1,160,123	66,071
EARNINGS BEFORE INCOME TAXES	366,358	412,393	277,262	25,394	41,387	21,293	246,534	- 153	74,130	78,792	426	19,685	37,258	845,563	-1,186,772	1,259,548
FINANCIAL RESULTS	- 42,108	- 30,840	79,472	- 8,571	1,989	-57,056	1,075	7	- 23,916	1,961	30	-396	3,671	75,529	8,573	9,421
Financial income	7,872	274	116,878	9,783	3,762	2,863	846	11	9,873	2,000	31	331	3,689	93,482	- 13,313	238,382
Financial expenses	- 49,980	-31,114	- 37,406	- 18,354	-1,773	-59,919	229	- 4	- 33,789	- 39	-1	-727	- 18	- 17,953	21,886	-228,961
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	324,250	381,553	356,734	16,823	43,376	-35,763	247,609	- 146	50,214	80,753	456	19,289	40,929	921,092	-1,178,199	1,268,969
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	- 31,659	- 98,874	- 124,962	- 5,905	- 15,038	12,168	6,978	3	-6,920	- 27,450	- 38	-745	- 13,934	- 16,911	11,314	-311,972
NET INCOME FROM CONTINUED OPERATIONS	292,591	282,679	231,772	10,918	28,338	-23,595	254,587	- 143	43,294	53,303	418	18,544	26,995	904,181	-1,166,885	956,997
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	292,591	282,679	231,772	10,918	28,338	-23,595	254,587	- 143	43,294	53,303	418	18,544	26,995	937,563	-1,157,073	1,004,658
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	904,181
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45,807
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	54,670
EBITDA continued operations	443,750	414,863	377,217	59,263	50,775	28,260	252,570	(106)	114,454	88,518	428	19,695	37,314	846,150	(1,219,086)	1,514,063

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED

R$'000
Income Statement 1H22	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,231,580	648,858	6,747,955	-	589,191	107,398	98,032	8,014	277,297	364,265	14,283	81,921	2,348,115	-	(1,670,594)	10,846,315
Electricity sales to final customers	100	-	2,856,189	-	-	-	-	-	-	-	-	-	1,141,855	-	(1,282)	3,996,862
Electricity sales to distributors	1,193,667	-	117,072	-	-	107,398	98,032	-	275,233	364,253	14,283	-	1,202,193	-	(1,437,753)	1,934,378
Use of the main distribution and transmission grid (TUSD/ TUST)	-	570,747	1,901,505	-	-	-	-	-	-	-	-	81,580	-	-	(193,393)	2,360,439
Construction revenue	-	64,437	963,288	-	6,316	-	-	-	-	-	-	329	-	-	-	1,034,370
Fair value of assets from the indemnity for the concession	-	-	58,963	-	18,342	-	-	-	-	-	-	-	-	-	-	77,305
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	-	564,469	-	-	-	-	-	-	-	-	-	(3,027)	561,442
Sectoral assets and liabilities result	-	-	678,508	-	-	-	-	-	-	-	-	-	-	-	-	678,508
Other operating revenues	37,813	13,674	172,430	-	64	-	-	8,014	2,064	12	-	12	4,067	-	(35,139)	203,011
OPERATING COSTS AND EXPENSES	(698,775)	(161,711)	(6,156,601)	-	(502,011)	(42,346)	(142,244)	(8,577)	(190,024)	(187,189)	(9,500)	(4,012)	(2,321,203)	(64,340)	1,689,965	(8,798,568)
Energy purchased for resale	(95,515)	-	(2,867,080)	-	-	(102)	-	-	(10,665)	(13,086)	(741)	-	(2,308,526)	-	1,437,808	(3,857,907)
Charges of the main distribution and transmission grid	(162,541)	-	(1,188,096)	-	-	(13,156)	(15,714)	-	(22,055)	(70,177)	(644)	-	-	-	193,968	(1,278,415)
Personnel and management	(89,898)	(62,151)	(300,636)	-	(19,728)	(2,397)	(3,636)	(3,681)	(6,256)	(1,305)	(598)	(420)	(6,229)	(18,270)	-	(515,205)
Private pension and health plans	(23,499)	(15,539)	(85,358)	-	(2,704)	(115)	(304)	(2,103)	(625)	(133)	(33)	(43)	(899)	(3,227)	-	(134,582)
Materials	(5,269)	(2,506)	(34,587)	-	(1,051)	(609)	(91)	(48)	(233)	(327)	-	(3)	(23)	(437)	-	(45,184)
Raw material and supplies - energy production	-	-	-	-	-	-	(89,760)	-	-	-	-	-	-	-	2,830	(86,930)
Natural gas and supplies for gas business	-	-	-	-	(438,415)	-	-	-	-	-	-	-	-	-	-	(438,415)
Third-party services	(41,261)	(16,595)	(238,379)	-	(6,691)	(5,776)	(14,716)	(1,502)	(37,253)	(16,298)	(1,281)	(2,912)	(1,685)	(18,914)	38,665	(364,598)
Depreciation and amortization	(186,839)	(6,338)	(219,561)	-	(21,125)	(16,159)	(11,851)	(992)	(96,498)	(70,635)	(5,565)	(15)	(164)	(1,231)	(4,899)	(641,872)
Provisions and reversals	(14,629)	(1,034)	(165,148)	-	(2,100)	-	(2,761)	(190)	(214)	(5)	-	(40)	(1,325)	(12,305)	23,914	(175,837)
Construction cost	-	(52,312)	(963,288)	-	(6,316)	-	-	-	-	-	-	(329)	-	-	-	(1,022,245)
Other operating costs and expenses	(79,324)	(5,236)	(94,467)	-	(3,881)	(4,032)	(3,411)	(61)	(16,225)	(15,223)	(638)	(250)	(2,352)	(9,956)	(2,321)	(237,378)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	104,390	391,649	-	-	-	-	-	-	17,420	-	-	-	-	257,061	(449,314)	321,206
EARNINGS BEFORE INCOME TAXES	637,195	878,796	(219,209)	-	87,180	65,052	(44,212)	(563)	104,693	177,076	4,783	77,909	26,912	192,721	(429,943)	1,558,390
FINANCIAL RESULTS	(176,253)	(115,714)	(1,018,860)	-	10,380	(103,888)	7,247	478	(71,338)	13,781	367	1,623	14,004	(53,852)	-	(1,492,026)
Financial income	59,843	30,653	310,134	-	23,648	7,799	11,830	1,117	47,481	14,047	367	3,145	14,286	37,125	(30,689)	530,786
Financial expenses	(236,096)	(146,367)	(317,624)	-	(13,268)	(111,687)	(4,583)	(639)	(118,819)	(266)	-	(1,522)	(283)	(90,977)	30,689	(1,011,442)
Update of provision for allocation of Pis and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	460,942	763,082	(1,238,069)	-	97,560	(38,836)	(36,965)	(85)	33,355	190,857	5,150	79,532	40,916	138,869	(429,943)	66,364
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(118,618)	(123,568)	458,334	-	(27,341)	13,239	(940)	-	(23,914)	(64,879)	(570)	(3,641)	(13,835)	(11,051)	(2,160)	81,056
NET INCOME FROM CONTINUED OPERATIONS	342,324	639,514	(779,735)	-	70,219	(25,597)	(37,905)	(85)	9,441	125,978	4,580	75,891	27,081	127,818	(432,103)	147,420
NET INCOME	342,324	639,514	(779,735)	-	70,219	(25,597)	(37,905)	(85)	9,441	125,978	4,580	75,891	27,081	127,818	(432,103)	147,420
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	127,818
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	19,602
EBITDA continued operations	824,034	885,134	352	-	108,305	81,211	(32,361)	429	201,191	247,711	10,348	77,924	27,076	193,952	(425,044)	2,200,262

R$'000
Income Statement 1H21	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,164,443	718,287	6,411,051	210,333	351,685	87,679	799,360	-	240,434	345,850	1,067	51,227	1,881,904	-	-1,850,508	10,412,812
Electricity sales to final customers	95,594	-	2,535,831	-	-	-	-	-	-	- 402	-	-	822,863	-	-1,212	3,452,738
Electricity sales to distributors	1,029,735	-	177,907	-	-	87,679	799,360	-	240,759	346,232	1,067	-	1,038,663	-	-1,362,294	2,359,108
Use of the main distribution and transmission grid (TUSD/ TUST)	-	604,987	1,978,839	-	-	-	-	-	-	-	-	48,910	-	-	-204,513	2,428,223
Construction revenue	-	100,571	762,258	-	5,669	-	-	-	-	-	-	2,308	-	-	-	870,806
Fair value of assets from the indemnity for the concession	-	-	41,559	-	27,160	-	-	-	-	-	-	-	-	-	-	68,719
Telecommunications	-	-	-	191,029	-	-	-	-	-	-	-	-	-	-	-191,029	- 0
Distribution of piped gas	-	-	-	-	318,835	-	-	-	-	-	-	-	-	-	- 13,169	305,666
Sectoral assets and liabilities result	-	-	789,288	-	-	-	-	-	-	-	-	-	-	-	-	789,288
Other operating revenues	39,114	12,729	125,369	19,304	21	-	-	-	-325	20	-	9	20,378	-	- 78,291	138,264
OPERATING COSTS AND EXPENSES	-721,328	- 213,107	- 5,892,009	-172,353	- 273,335	-32,718	-524,685	-173	-162,953	-160,504	-819	-6,131	-1,821,380	- 73,088	1,794,736	-8,259,848
Energy purchased for resale	- 201,360	-	- 2,966,971	-	-	-	-	-	- 6,893	- 40,851	-	-	- 1,809,846	-	1,363,193	- 3,662,726
Charges of the main distribution and transmission grid	- 142,958	-	- 1,089,324	-	-	- 8,018	- 13,885	-	- 13,606	- 67,152	-	-	-	-	202,972	- 1,131,973
Personnel and management	- 103,656	-69,134	- 370,098	- 33,890	- 19,419	- 2,228	- 2,620	- 38	- 6,588	- 733	-436	-374	- 7,267	-12,294	-	-628,776
Private pension and health plans	- 20,801	-13,850	- 77,388	- 5,409	-2,471	- 104	-296	- 24	-405	- 47	-8	- 23	-767	- 1,402	-	-122,995
Materials	- 4,379	- 1,739	- 24,645	- 1,656	- 337	- 142	- 12	- 5	-566	- 259	-	- 32	- 10	- 184	1,659	- 32,308
Raw material and supplies - energy production	-	-	-	-	-	-	-616,786	-	-	-	-	-	-	-	12,063	-604,723
Natural gas and supplies for gas business	-	-	-	-	- 218,364	-	-	-	-	-	-	-	-	-	-	-218,364
Third-party services	- 35,809	-14,948	- 222,947	- 33,456	-7,793	- 6,095	- 16,274	19	- 39,685	- 18,310	-330	-2,856	- 1,696	-13,558	91,340	-322,399
Depreciation and amortization	- 153,450	- 5,240	- 200,009	- 67,415	- 19,449	-13,932	- 12,072	- 93	- 80,648	- 22,077	-4	- 16	- 83	- 1,134	64,132	-511,491
Provisions and reversals	- 11,373	- 1,293	- 115,373	4,556	2,041	-	138,391	- 27	- 2,062	-	-	46	-324	-30,988	23,612	7,205
Construction cost	-	- 102,318	- 762,258	-	-5,669	-	-	-	-	-	-	-2,307	-	-	-	-872,553
Other operating costs and expenses	- 47,542	- 4,585	- 62,996	- 35,083	-1,874	- 2,198	- 1,131	- 4	- 12,501	- 11,075	- 41	-568	- 1,386	-13,527	35,765	-158,747
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	309,448	191,299	-	-	-	-	-	-	34,549	-	-	-	-	1,542,602	-1,925,094	152,805
EARNINGS BEFORE INCOME TAXES	752,563	696,479	519,042	37,980	78,350	54,961	274,675	-173	112,030	185,346	248	45,096	60,524	1,469,514	-1,980,866	2,305,768
FINANCIAL RESULTS	- 79,112	- 54,563	103,192	- 21,781	1,597	- 124,775	1,348	112	- 55,211	3,121	79	810	7,497	187,810	21,783	- 9,711
Financial income	20,133	3,646	228,180	16,197	6,011	7,019	3,115	117	14,450	3,365	80	640	7,523	217,777	- 21,542	506,711
Financial expenses	- 99,245	-58,209	- 124,988	- 37,977	-4,414	- 131,794	- 1,767	- 5	- 69,661	- 244	-1	-1,450	- 26	-29,967	43,325	-516,422
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	673,451	641,916	622,234	16,200	79,947	-69,814	276,023	- 61	56,819	188,467	327	45,906	68,021	1,657,324	-1,959,083	2,296,057
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	-120,970	- 149,755	- 217,158	- 5,673	- 27,811	23,764	1,992	-	- 10,861	- 65,328	- 49	-1,678	- 23,145	- 1,349	18,199	-579,821
NET INCOME FROM CONTINUED OPERATIONS	552,481	492,161	405,076	10,527	52,136	-46,050	278,015	- 61	45,958	123,139	278	44,228	44,876	1,655,975	-1,940,884	1,716,236
NET INCOME FROM DISCONTINUED OPERATIONS	-		-	-	-	-	-	-	-	-	-	-	-	79,858	3,738	83,596
NET INCOME	552,481	492,161	405,076	10,527	52,136	-46,050	278,015	- 61	45,958	123,139	278	44,228	44,876	1,735,833	-1,937,146	1,799,832
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,655,975
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	79,858
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	63,999
EBITDA continued operations	906,013	701,719	719,051	105,395	97,799	68,893	286,747	(79)	192,678	207,423	252	45,113	60,607	1,470,648	(2,044,998)	2,817,259

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

															R$'000
Assets - June-2022	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,746,781	5,596,958	-	578,292	196,322	201,605	20,841	878,034	149,315	15,801	68,014	757,580	1,130,405	(1,274,916)	10,065,033
Cash and cash equivalents	751,685	943,750	-	318,348	168,536	165,106	18,751	439,555	79,168	12,818	46,237	185,651	488,574	-	3,618,179
Bonds and securities	-	-	-	-	-	14,571	-	-	-	-	-	-	91	-	14,662
Collaterals and escrow accounts	-	38,227	-	89	-	-	-	-	-	-	-	-	-	-	38,316
Customers	353,878	2,741,072	-	148,217	22,463	-	-	76,625	66,236	2,474	5,923	426,286	-	(262,915)	3,580,259
Dividends receivable	82,428	-	-	-	-	-	-	42,901	-	-	-	-	614,201	(706,039)	33,491
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	8,214	-	-	-	-	-	-	-	-	-	-	-	-	-	8,214
Contract Assets	170,843	-	-	-	-	-	-	-	-	-	14,747	-	-	-	185,590
Other current receivables	143,856	379,712	-	38,055	412	67	-	18,358	4	-	7	128,661	1,490	(4,956)	705,667
Inventories	26,684	176,495	-	2,980	177	-	252	-	-	-	201	-	-	-	206,789
Income tax and social contribution	167,973	35,609	-	2,110	4,324	8,674	1,600	11,161	2,698	76	557	15,294	24,606	-	274,682
Other current recoverable taxes	21,317	1,237,261	-	68,227	-	13,111	208	239	1,030	13	-	366	-	-	1,341,773
Prepaid expenses	6,448	37,132	-	266	410	76	30	8,548	74	387	324	1,322	1,442	-	56,459
Related parties	13,455	7,700	-	-	-	-	-	280,647	105	33	18	-	-	(301,006)	952
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	20,166,040	15,110,852	-	399,526	651,032	378,193	17,977	6,925,317	622,406	214,073	508,975	534,664	20,584,702	(26,894,973)	39,218,784
Long Term Assets	5,851,666	8,125,247	-	305,691	93,409	56,785	511	550,185	12,889	18	508,864	527,213	385,028	(313,183)	16,104,323
Bonds and securities	101,253	858	-	-	-	-	-	246,479	11,939	-	3,762	1,601	-	-	365,892
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	27,481	-	27,481
Collaterals and escrow accounts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Customers	-	87,827	-	-	-	-	-	4,765	-	-	-	-	-	-	92,592
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	83,504	377,643	-	74	74	8,629	511	47	-	-	-	14,519	134,946	-	619,947
Sectoral financial assets	-	22,843	-	-	-	-	-	-	-	-	-	-	-	-	22,843
Account receivable related to concession	831,549	1,311,673	-	258,991	-	-	-	-	-	-	-	-	-	-	2,402,213
Contract Assets	4,688,121	2,227,308	-	25,851	-	-	-	-	-	-	503,627	-	-	(8,543)	7,436,364
Other non-current receivables	73,682	10,203	-	20,748	2,507	-	-	-	227	-	1,475	511,077	19	-	619,938
Income tax and social contribution	481	19,161	-	-	1,301	-	-	-	-	-	-	-	25,000	-	45,943
Deferred income tax and social contribution	-	1,271,545	-	-	83,676	48,156	-	-	-	-	-	-	158,411	-	1,561,788
Other non-current recoverable taxes	73,076	2,796,186	-	-	-	-	-	105	723	18	-	16	39,171	-	2,909,295
Prepaid expenses	-	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	-	5,851	-	-	298,789	-	-	-	-	-	(304,640)	-
Investments	7,802,933	536	-	-	-	-	-	2,583,516	-	-	-	-	20,185,876	(27,283,970)	3,288,891
Property, plant and equipment, net	5,267,448	-	-	-	356,096	320,949	2,241	3,758,138	320,833	208,540	7	300	4,929	-	10,239,484
Intangible assets	1,177,530	6,854,104	-	77,631	201,401	66	1,546	10,744	288,684	5,515	104	5,201	4,044	702,180	9,328,748
Right to use an asset	66,463	130,965	-	16,204	126	393	13,679	22,734	-	-	-	1,950	4,825	-	257,338
TOTAL	21,912,821	20,707,810	-	977,818	847,354	579,798	38,818	7,803,351	771,721	229,874	576,989	1,292,244	21,715,107	(28,169,888)	49,283,817

R$'000
Assets - December-2021	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,143,149	6,448,051	-	355,500	166,890	515,430	31,595	817,202	304,190	7,656	67,649	755,227	2,195,398	(2,628,065)	11,189,872
Cash and cash equivalents	1,122,475	393,317	-	210,641	148,031	298,572	21,470	387,854	68,033	5,459	47,465	143,476	626,052	-	3,472,845
Bonds and securities	-	-	-	-	-	14,571	-	-	-	-	-	1,459	91	-	16,121
Collaterals and escrow accounts	-	51	-	131	-	-	-	-	-	-	-	-	-	-	182
Customers	378,594	3,515,448	-	80,780	15,180	195,336	-	88,506	62,722	2,141	5,744	460,261	-	(371,519)	4,433,193
Dividends receivable	240,269	-	-	-	-	-	-	55,876	-	-	-	-	1,558,212	(1,786,195)	68,162
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectorial financial assets	-	383,740	-	-	-	-	-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	5,121	-	-	-	-	-	-	-	-	-	-	-	-	-	5,121
Contract Assets	135,723	-	-	-	-	-	-	-	-	-	12,765	-	-	-	148,488
Other current receivables	128,346	455,868	-	25,129	1	9	9,639	18,414	71	1	940	116,767	1,150	(6,519)	749,816
Inventories	26,195	169,756	-	1,297	90	-	240	0	-	-	201	-	-	-	197,779
Income tax and social contribution	62,789	29,523	-	4,569	3,354	6,555	127	5,453	2,299	10	407	32,835	3,991	-	151,912
Other current recoverable taxes	17,314	1,457,467	-	32,383	119	222	-	159	818	10	-	372	-	-	1,508,864
Prepaid expenses	11,440	37,156	-	570	115	165	119	3,302	35	35	127	57	528	-	53,649
Related parties	14,883	5,725	-	-	-	-	-	267,638	170,212	-	-	-	5,374	(463,832)	-
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	19,978,375	14,356,650	-	472,401	646,780	260,771	15,827	6,704,816	691,680	220,476	455,470	763,790	21,699,105	(27,918,477)	38,347,663
Long Term Assets	5,740,657	7,664,328	-	362,649	80,171	53,732	428	447,458	12,267	22	455,341	757,873	543,877	(375,480)	15,743,322
Bonds and securities	95,528	822	-	8,332	-	-	-	225,260	11,404	-	3,591	-	-	-	344,937
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	19,985	-	19,985
Collaterals and escrow accounts	-	142,764	-	-	-	-	-	-	-	-	-	-	-	-	142,764
Customers	-	70,317	-	-	-	-	-	11,916	-	-	-	-	-	-	82,233
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	78,198	361,195	-	71	74	5,576	428	43	-	-	23	14,004	131,519	-	591,131
Sectoral financial assets	-	383,740	-	-	-		-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	827,950	1,200,708	-	233,026	-	-	-	-	-	-	-	-	-	-	2,261,684
Contract Assets	4,469,267	1,798,195	-	29,815	-	-	-	-	-	-	451,187	-	-	(8,904)	6,739,560
Other non-current receivables	90,722	22,742	-	48,568	2,508	-	-	-	-	-	539	743,869	7,658	-	916,606
Income tax and social contribution	103,837	18,712	-	-	1,301	-	-	-	-	-	-	-	30,000	-	153,850
Deferred income tax and social contribution	-	679,182	-	-	70,437	48,156	-	-	-	-	-	-	165,484	-	963,259
Other non-current recoverable taxes	75,155	2,985,951	-	42,810	-	-	-	86	863	22	-	-	38,659	-	3,143,546
Prepaid expenses	-	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	-	5,851	-	-	210,153	-	-	-	-	150,572	(366,576)	-
Investments	7,588,590	540	-	-	-	-	-	2,566,095	-	-	-	-	21,144,478	(28,257,569)	3,042,134
Property, plant and equipment, net	5,364,435	-	-	-	359,431	206,507	2,415	3,657,676	332,980	214,720	10	305	4,112	-	10,142,591
Intangible assets	1,229,006	6,596,184	-	96,145	207,056	79	1,757	10,964	346,433	5,734	119	4,038	3,473	714,572	9,215,560
Right to use an asset	55,687	95,598	-	13,607	122	453	11,227	22,623	-	-	-	1,574	3,165	-	204,056
TOTAL	22,121,524	20,804,701	-	827,901	813,670	776,201	47,422	7,522,018	995,870	228,132	523,119	1,519,017	23,894,503	(30,546,542)	49,537,535

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

															R$'000
Liabilities - June-22	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,343,984	4,099,541	-	310,930	114,293	59,056	16,512	446,969	105,471	1,788	12,481	572,129	675,660	(1,274,801)	7,484,013
Social charges and accruals	92,238	198,395	-	11,147	453	789	12,214	40	-	18	2	3,021	12,511	-	330,828
Associated companies and parent company	274,114	7,684	-	-	-	-	-	15,131	868	233	266	328	1,577	(300,201)	-
Suppliers	349,276	1,334,052	-	119,371	3,424	21,830	784	82,836	18,539	1,172	778	418,313	9,246	(268,561)	2,091,060
Income Tax and Social Contribution payable	10,666	25,366	-	10,330	-	-	-	9,818	69,850	225	613	-	1,063	-	127,931
Other taxes	27,669	290,405	-	16,285	1,533	608	25	6,973	5,119	140	209	18,325	176	-	367,467
Loans and financing	136,219	9,795	-	-	-	-	-	85,592	-	-	7,911	-	640,294	-	879,811
Debentures	870,053	800,694	-	-	-	-	-	51,083	-	-	-	-	-	-	1,721,830
Dividends payable	396,107	131,250	-	148,581	-	35,771	-	71,436	-	-	2,424	-	9,611	(706,039)	89,141
Post employment benefits	18,863	52,272	-	-	-	-	2,736	-	-	-	-	82	240	-	74,193
Customer charges due	20,237	29,032	-	-	-	-	-	-	3,093	-	171	-	-	-	52,533
Research and development and energy efficiency	82,586	182,572	-	-	1,329	-	-	-	790	-	66	-	-	-	267,343
Payables related to concession	7,512	-	-	-	105,738	-	-	-	-	-	-	-	-	-	113,250
Sectorial financial liabilities	-	885,385	-	-	-	-	-	-	-	-	-	-	-	-	885,385
Other accounts payable	12,632	35,998	-	2,961	83	54	750	166	-	-	-	103	406	-	53,153
Other bills to pay	45,812	116,641	-	2,255	1,733	4	3	123,894	7,212	-	41	131,957	536	-	430,088
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	6,782,503	10,167,708	-	105,608	799,603	18,070	42,661	2,298,274	96,546	2,805	55,471	314,005	443,279	(272,458)	20,854,075
Associated companies and parent company	-	-	-	-	-	-	-	298,897	-	-	-	-	5,851	(304,748)	-
Suppliers	125,309	-	-	-	-	-	-	-	-	-	-	-	-	-	125,309
Deferred income tax and social contribution	1,183,822	-	-	30,407	-	-	-	5,261	92,717	113	17,112	77,351	-	87,247	1,494,030
Tax liabilities	52,540	531,242	-	-	-	5,956	586	-	-	-	-	399	3,460	-	594,183
Loans and financing	1,278,050	14,499	-	-	-	-	-	1,372,060	-	-	29,276	-	-	-	2,693,885
Debentures	3,106,952	3,970,656	-	-	-	-	-	531,907	-	-	-	-	-	-	7,609,515
Post-employment benefits	377,600	818,492	-	11,168	-	753	28,538	-	-	-	-	2,996	14,661	-	1,254,208
Research and development and energy efficiency	18,614	305,256	-	-	-	7,224	-	-	3,829	-	1,838	-	-	-	336,761
Payables related to the concession	54,246	-	-	-	799,603	-	-	-	-	-	-	-	-	-	853,849
Sectorial financial liabilities	-	46,280	-	-	-	-	-	-	-	-	-	-	-	-	46,280
Other payables	56,659	100,833	-	13,594	-	394	13,288	23,052	-	-	-	1,917	4,572	-	214,309
Tax, social security, labor and civil provisions	44,265	10,317	-	34,328	-	-	-	63,841	-	-	-	230,695	68,373	(66,934)	384,885
PIS/Cofins to be refunded to consumers	-	1,861,828	-	-	-	-	-	-	-	-	-	-	-	-	1,861,828
Provision for allocation of Pis and Cofins credits	-	1,821,933	-	-	-	-	-	-	-	-	-	-	-		1,821,933
Provisions for litigation	484,446	686,372	-	16,111	-	3,743	249	3,256	-	2,692	7,245	647	346,362	11,977	1,563,100
EQUITY	12,786,334	6,440,561	-	561,280	(66,542)	502,672	(20,355)	5,058,108	569,704	225,282	509,037	406,110	20,596,167	(26,622,629)	20,945,729
Attributable to controlling shareholders	12,786,334	6,440,561	-	561,280	(66,542)	502,672	(20,355)	5,058,108	569,704	225,282	509,037	406,110	20,596,167	(26,972,191)	20,596,167
Capital	6,242,757	5,359,206	-	220,966	35,503	425,662	15,085	4,853,367	409,509	223,913	239,000	237,210	10,800,000	(18,262,178)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	-	1,600	15,176	-	-	-	-	-	(16,776)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	544,035	(103,977)	-	(1,796)	256	240	(27,869)	-	-	-	-	(1,015)	405,855	(409,874)	405,855
Legal Reserves	792,277	306,744	-	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Profit retention reserve	4,205,112	1,658,323	-	227,698	-	107,155	-	389,757	-	-	173,828	125,460	7,785,092	(6,887,333)	7,785,092
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated profit	1,002,153	(779,735)	-	70,219	(102,301)	(37,905)	(9,171)	(229,229)	125,978	1,369	75,891	27,080	148,133	(144,349)	148,133
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	349,562	349,562
TOTAL	21,912,821	20,707,810	-	977,818	847,354	579,798	38,818	7,803,351	771,721	229,875	576,989	1,292,244	21,715,106	(28,169,888)	49,283,817

R$'000
Liabilities - December-21	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,800,427	4,827,276	-	220,216	107,772	221,853	27,808	415,778	179,297	3,915	32,592	608,496	1,163,814	(2,629,251)	7,979,993
Social charges and accruals	160,516	369,864	-	8,828	405	694	21,309	144	-	127	2	6,467	36,454	-	604,810
Associated companies and parent company	432,367	11,571	-	-	-	-	28	15,578	526	101	268	261	2,292	(462,992)	-
Suppliers	439,856	1,743,382	-	63,862	4,745	183,431	1,155	41,400	33,622	3,239	775	445,678	3,353	(378,763)	2,585,735
Income Tax and Social Contribution payable	-	-	-	1,216	-	-	348	11,564	48,339	251	415	-	1,813	-	63,946
Other taxes	36,322	334,738	-	11,995	3,493	878	1,038	5,569	2,533	146	203	9,062	34,956	-	440,933
Loans and financing	133,964	11,113	-	-	-	-	-	106,927	-	-	7,910	-	321,157	(1,301)	579,770
Debentures	808,303	783,245	-	-	-	-	-	51,221	-	-	-	-	501,716	-	2,144,485
Dividends payable	638,378	824,833	-	129,061	-	35,718	-	99,247	85,798	51	22,276	20,785	260,995	(1,786,195)	330,947
Post employment benefits	17,568	48,415	-	-	-	-	2,547	-	-	-	-	77	229	-	68,836
Customer charges due	16,578	176,798	-	-	-	-	-	-	4,726	-	284	-	-	-	198,386
Research and development and energy efficiency	61,190	228,457	-	-	975	1,009	-	-	795	-	69	-	-	-	292,495
Payables related to concession	7,207	-	-	-	97,756	-	-	-	-	-	-	-	-	-	104,963
Sectorial financial liabilities	-	139,770	-	-	-	-	-	-	-	-	-	-	-	-	139,770
Other accounts payable	11,677	31,448	-	2,803	98	120	538	185	-	-	-	70	301	-	47,240
Other bills to pay	36,501	116,348	-	2,451	300	3	845	83,943	2,958	-	390	126,096	548	-	370,383
PIS and Cofins to be refunded to consumers		7,294	-					-			-			-	7,294
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	6,658,873	8,418,869	-	99,784	746,843	13,771	39,884	2,123,609	115,453	3,566	58,590	520,658	893,665	(311,258)	19,382,307
Associated companies and parent company	-	-	-	-	-	-	-	210,261	-	-	-	-	5,851	(216,112)	-
Suppliers	125,249	-	-	-	-	-	-	-	-	-	-	-	-	-	125,249
Deferred income tax and social contribution	1,045,740	-	-	26,602	-	-	-	2,885	112,759	9	15,056	76,690	-	85,087	1,364,828
Tax liabilities	49,947	535,572	-	-	-	5,175	503	-	-	-	-	353	3,260	-	594,810
Loans and financing	1,289,693	168,634	-	-	-	-	-	1,287,535	-	-	33,113	-	468,970	(149,271)	3,098,674
Debentures	3,057,051	2,416,356	-	-	-	-	-	529,725	-	-	-	-	-	-	6,003,132
Post-employment benefits	367,621	802,222	-	10,528	-	707	28,480	-	-	-	-	2,858	13,922	-	1,226,338
Research and development and energy efficiency	57,043	266,650	-	-	-	6,470	-	-	2,694	-	1,745	-	-	-	334,602
Payables related to the concession	52,153	-	-	-	746,843	-	-	-	-	-	-	-	-	-	798,996
Sectorial financial liabilities		153,409	-	-	-		-	-			-	-	-	-	153,409
Other payables	46,272	69,365	-	11,381	-	394	10,842	22,738	-	-	-	1,545	2,957	-	165,494
Tax, social security, labor and civil provisions	41,170	15,522	-	35,129	-	-	-	67,475	-	-	-	438,600	50,943	(48,930)	599,909
PIS/Cofins to be refunded to consumers	-	3,319,501	-	-	-	-	-	-	-	-	-	-	-	-	3,319,501
Provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions for litigation	526,934	671,638	-	16,144	-	1,025	59	2,990	-	3,557	8,676	612	347,762	17,968	1,597,365
EQUITY	12,662,224	7,558,556	-	507,901	(40,945)	540,577	(20,270)	4,982,631	701,120	220,651	441,936	389,863	21,837,024	(27,606,033)	22,175,235
Attributable to controlling shareholders	12,662,224	7,558,556	-	507,901	(40,945)	540,577	(20,270)	4,982,631	701,120	220,651	441,936	389,863	21,837,024	(27,944,244)	21,837,024
Capital	5,772,757	5,359,206	-	220,966	35,503	425,662	15,085	4,693,595	409,509	223,862	217,941	237,210	10,800,000	(17,611,296)	10,800,000
Advance for Future Capital Increase	470,000	-	-	-	-	-	1,600	108,912	-	-	-	-	-	(580,512)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	564,349	(103,977)	-	(1,796)	256	240	(27,869)	-	-	-	-	(1,015)	426,170	(430,188)	426,170
Legal Reserves	792,277	306,744	-	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Retained earnigs	4,205,112	1,808,323	-	244,538	-	107,155	-	389,757	-	-	194,887	125,460	7,785,092	(7,075,232)	7,785,092
Additional proposed dividends	857,729	188,260	-	-	-	-	-	-	257,394	-	8,790	10,833	1,368,675	(1,323,006)	1,368,675
Accrued earnings (losses)	-	-	-	-	(76,704)	-	(9,086)	(238,670)	-	(3,211)	-	-	-	327,671	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	338,211	338,211
TOTAL	22,121,524	20,804,701	-	827,901	813,670	776,201	47,422	7,522,018	995,870	228,132	533,118	1,519,017	23,894,503	(30,546,542)	49,537,535

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	Jun-22	Jun-21	Δ%
	Average MW
Copel Geração e Transmissão	254	228.53	207.53	10.1
Auction CCEAR 2011 - 2040 ( HPP Mauá)	92	263.40	239.13	10.1
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	285.16	258.31	10.4
Auction - CCEAR 2015 - 2044 (HPP Colíder)	121	203.72	184.04	10.7
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	34	210.48	190.73	10.4
Copel Distribuição
Concession holders in the State of Paraná	14	241.56	221.69	9.0
Total / Tariff Weighted Average Supply		228.53	206.98	10.4
Contains PIS and COFINS. Net of ICMS.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Jun-22	Jun-21	Δ%
	Average MW
Itaipu [1]	569	314.47	361.56	(13.0)
Auction – CCEAR 2010 – H30	68	266.63	244.69	9.0
Auction – CCEAR 2010 – T15 [2]	60	178.44	440.17	(59.5)
Auction – CCEAR 2011 – H30	56	274.90	252.28	9.0
Auction – CCEAR 2011 – T15 [2]	54	225.79	499.80	(54.8)
Auction – CCEAR 2012 – T15 [2]	108	166.82	466.18	(64.2)
Auction – CCEAR 2016 – T20 [2]	27	207.91	187.49	10.9
Angra	106	346.59	233.37	48.5
CCGF [3]	654	124.89	115.79	7.9
Santo Antônio	134	170.60	156.56	9.0
Jirau	222	150.11	137.75	9.0
Others Auctions [4]	618	209.49	289.16	(27.6)
Total / Average Purchuse Tariff	2,676	210.40	251.99	(16.5)
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Jun-22	Jun-21	Δ%

Industrial		531.90	496.67	7.1
Residential		529.08	485.60	9.0
Commercial		628.52	576.93	8.9
Rural		587.27	493.41	19.0
Other		397.13	353.98	12.2
Retail Tariff supply average tariff		586.14	535.83	9.4
Demand average tariff (R$/kW)		29.02	26.43	9.8
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

						R$'000
Electricity Purchased for Resale	2Q22	2Q21	Δ %	1H22	1H21	Δ %
Purchase of energy in the regulated party - CCEAR	834,152	782,734	6.6	1,704,349	1,625,873	4.8
Itaipu Binacional	364,208	441,094	(17.4)	714,374	889,007	(19.6)
Câmara de Comercialização de Energia - CCEE	96,618	342,232	(71.8)	166,567	453,770	(63.3)
(-) Transfer CDE and ACR funds - CCEE	-	-	-	-	-	-
Micro and mini generators and customer repurchase	144,784	67,369	114.9	324,265	130,897	147.7
Proinfa	111,024	68,252	62.7	221,511	135,621	63.3
Bilateral Agreements	610,278	503,950	21.1	1,184,104	871,699	35.8
Fair value in the purchase and sale of energy	-4,441	-	-	17,393	-	-
(-) PIS/Pasep and Cofins	- 238,217	- 229,201	3.9	- 474,659	- 444,141	6.9
TOTAL	1,918,406	1,976,430	(2.9)	3,857,904	3,662,726	5.3

						R$'000
Charges of the main distribution and transmission grid	2Q22	2Q21	Δ %	1H22	1H21	Δ %
Itaipu transportation charges	34,729	44,847	(22.6)	67,609	87,417	(22.7)
System Service Charges - ESS	12,229	107,780	(88.7)	341,753	268,470	27.3
System usage charges	447,146	420,368	6.4	882,746	839,613	5.1
Charge reserve energy - EER	67,187	64,082	4.8	129,466	67,677	91.3
System usage charges - Provisions	515	8	-	1,517	(27)	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(58,365)	(65,393)	(10.7)	(144,676)	(131,177)	10.3
TOTAL	503,441	571,691	(11.9)	1,278,415	1,131,973	12.9

Exhibit III - ENERGY MARKET> ENERGY BALANCE

					(average MW)
Energy Balance - Copel GET	2022	2023	2024	2025	2026
Own Resources GeT	1,555	1,567	1,567	1,567	1,566
GPS + Bela Vista + FDA	670	672	656	95	95
Own Resources SPP and Wind Farm	387	392	392	392	392
Purchases	153	15	15	15	-
TOTAL OWN RESOURCES + SOLD	2,765	2,647	2,630	2,070	2,054
TOTAL SOLD	2,323	2,100	1,510	1,321	1,038
Sales (Regulated)	598	781	649	664	664
Sales (Regulated) %	22%	29%	25%	32%	32%
Sales (Free Market)	1,725	1,319	861	657	374
Sales (Free Market) %	62%	48%	31%	24%	14%
Total Available	442	547	1120	749	1016
Total Available (%)	16.0%	19.8%	40.5%	27.1%	36.7%
Avarege price of energy sold (R$)	207.05	211.15	200.74	198.43	204.70
Reference: June-22

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-22	Jun-21	∆%	2Q22	2Q21	∆%	1H22	1H21	∆%

Copel DIS	4,969,504	4,890,307	1.6	5,904	5,684	3.9	11,062	10,870	1.8
Captive Market [1]	4,969,191	4,889,893	1.6	4,714	4,773	(1.2)	9,506	9,536	(0.3)
Concessionaries and Licensees	7	7	-	25	23	8.7	47	43	9.3
CCEE (Assigments MCSD EN)	284	396	(28.3)	53	175	(69.6)	105	349	(69.9)
CCEE (MVE)	22	11	100.0	175	103	69.6	348	206	68.9
CCEE (MCP)	-	-	-	937	610	53.6	1,056	736	43.5
Copel GeT	527	261	101.9	4,255	4,046	5.2	8,750	8,502	2.9
CCEAR (Copel DIS)	3	3	-	30	30	(0.7)	61	61	(0.6)
CCEAR (other concessionaries)	101	101	-	535	525	1.9	1,102	1,113	(1.0)
Free Customers	1	15	(93.3)	-	303	-	-	631	-
Bilateral Agreements (Copel Mercado Livre)	182	130	40.0	3,419	3,034	12.7	7,111	6,349	12.0
Bilateral Agreements [2]	4	12	(66.7)	36	154	(76.9)	186	348	(46.5)
CCEE (MCP) [3]	236	-	-	236	-	-	290	-	-
Wind Farms Complex	359	344	4.4	711	558	27.4	1,516	1,108	36.8
CCEAR (Copel DIS)	6	6	-	8	8	-	16	15	6.7
CCEAR (other concessionaries)	328	328	-	318	321	(0.9)	636	639	(0.5)
CER	10	10	-	228	228	-	454	454	-
Bilateral Agreements (Copel Mercado Livre)	5	-	-	64	-	-	143	-	-
Bilateral Agreements [2]	10	-	-	93	-	-	195	-	-
CCEE (MCP) [3]	-	-	-	-	1	-	72	-	-
Copel Mercado Livre	1,678	1,518	10.5	5,992	5,637	6.3	12,156	10,836	12.2
Free Customers	1,470	1,275	15.3	2,840	2,002	41.9	5,762	3,969	45.2
Bilateral Agreements (Group Companies)	10	46	(78.3)	177	999	(82.3)	274	1,310	(79.1)
Bilateral Agreements [2]	198	197	0.5	2,964	2,636	12.4	6,044	5,521	9.5
CCEE (MCP)	-	-	-	11	-	-	76	36	111.1
Total Copel Consolidated	4,972,068	4,892,430	1.6	16,862	15,925	5.9	33,484	31,316	6.9

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
¹ For the billed market, the Compensated Energy from Distributed Mini and  Microgeneration (MMGD) is discounted.
2 Includes Short Term Sales Agreements and CBR
 3 Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Jun-22	Jun-21	∆%	2Q22	2Q21	∆%	1H22	1H21	∆%
Residential	4,085,179	3,995,886	2.2	1,943	1,973	(1.5)	4,209	4,081	3.1
Industrial	70,583	71,964	(1.9)	3,139	3,051	2.9	6,083	5,931	2.6
Captive	69,535	71,016	(2.1)	536	584	(8.1)	1,052	1,144	(8.0)
Free	1,048	948	10.5	2,603	2,467	5.5	5,031	4,786	5.1
Commercial	426,450	418,027	2.0	1,543	1,444	6.9	3,248	2,966	9.5
Captive	425,101	416,889	2.0	1,043	1,000	4.3	2,250	2,101	7.1
Free	1,349	1,138	18.5	500	444	12.7	998	865	15.5
Rural	336,404	345,800	(2.7)	621	653	(4.9)	1,365	1,368	(0.3)
Captive	336,360	345,768	(2.7)	590	628	(6.1)	1,302	1,318	(1.2)
Free	44	32	37.5	31	24	25.4	62	51	23.0
Others	53,028	60,344	(12.1)	604	589	2.6	1,223	1,182	3.4
Captive	53,016	60,334	(12.1)	602	587	2.5	1,220	1,180	3.4
Free	12	10	20.0	2	1	100.0	3	3	-
Total Captive Market	4,969,191	4,889,893	1.6	4,714	4,773	(1.2)	10,034	9,824	2.1
Total Free Market	2,453	2,128	15.3	3,135	2,937	6.7	6,095	5,704	6.9
Supply to Concessionaries	7	7	-	240	241	(0.6)	470	463	1.5
Total Grid Market	4,971,651	4,892,028	1.6	8,089	7,951	1.7	16,599	15,991	3.8
Micro and Mini Distributed Energy Generation (MMDEG)				(255)	(152)	67.1	(527)	(288)	82.8
Total Billed Market				7,834	7,798	0.5	16,071	15,703	2.3

Exhibit III - ENERGY MARKET> ENERGY FLOW
														GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		COMBINED		ELIMINATIONS		CONSOLIDATED
	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21
Own Generation	-	-	5,459	2,116	437	524			5,896	2,640			5,896	2,640
Purchased energy	6,266	6,199	272	1,810	-	-	5,992	5,637	12,530	13,646	3,697	4,071	8,833	9,575
Copel Mercado Livre			177	999		-			177	999	177	999	-	-
Companies of the group	38	38					3,482	3,034	3,520	3,072	3,520	3,072	-	-
Itaipu	1,314	1,355							1,314	1,355			1,314	1,355
Auction – CCEAR	3,044	2,975							3,044	2,975			3,044	2,975
CCEE (MCP)	-						12	-	12	-			12	-
Angra	231	243							231	243			231	243
CCGF	1,436	1,444							1,436	1,444			1,436	1,444
Proinfa	105	114							105	114			105	114
Other (1)	98	30			-		2,498	2,603	2,596	2,633			2,596	2,633
Elejor							-	-	-	-			-	-
Dona Francisca			33	33					33	33			33	33
MRE Receipt			62	778					62	778			62	778
Avaiable	6,266	6,199	5,731	3,926	437	524	5,992	5,637	18,426	16,286	3,697	4,071	14,729	12,215
Captive Market	4,714	4,772							4,714	4,772			4,714	4,772
Concessionaires (2)	25	23							25	23			25	23
CCEE concessionaire supply (3)			36	37					36	37			36	37
CCEE (MCSD EN Assignments) (4)	53	175							53	175			53	175
CCEE (MVE) (5)	175	103							175	103			175	103
CCEE (MCP) (6)	937	610	236	(209)	(43)	1	11	-	1,141	402			1,141	402
Free Customers			-	303	93	-	2,840	2,002	2,933	2,305			2,933	2,305
Bilateral Agreements			-	117			2,964	2,636	2,964	2,753			2,964	2,753
Auction – CCEAR (7)			535	525	318	321			853	846			853	846
MRE assignment (8)			1,475	89					1,475	89			1,475	89
CER (9)					228	228			228	228			228	228
Copel Mercado Livre			3,419	3,034	64	-			3,483	3,034	3,483	3,034	-	-
Companies of the group			30	30	8	8	177	999	215	1,037	215	1,037	-	-
Losses and Differences	362	516			(231)	(34)			131	482			131	482
Basic network losses	114	141							114	141			114	141
Distribution losses	169	295							169	295			169	295
CG contract allocation (10)	79	80							79	80			79	80

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		COMBINED		ELIMINATIONS		CONSOLIDATED
	1H22	1H21	1H22	1H21	1H22	1H21	1H22	1H21	1H22	1H21	1H22	1H21	1H22	1H21
Own Generation	-	-	8,593	7,024	929	1,038	-	-	9,522	8,062	-	-	9,522	8,062
Purchased energy	12,594	12,482	1,951	2,051	108	104	12,157	10,836	26,810	25,473	7,668	7,735	19,142	17,738
Copel Mercado Livre	-	-	274	1,206	-	104	-	-	274	1,310	274	1,310	-	-
Companies of the group	77	77	-	-	-	-	7,317	6,348	7,394	6,425	7,394	6,425	-	-
Itaipu	2,614	2,695	-	-	-	-	-	-	2,614	2,695	-	-	2,614	2,695
Auction – CCEAR	6,124	5,958	-	-	-	-	-	-	6,124	5,958	-	-	6,124	5,958
CCEE (MCP)	-	-	-	-	-	-	12	-	12	-	-	-	12	-
Angra	460	484	-	-	-	-	-	-	460	484	-	-	460	484
CCGF	2,920	2,937	-	-	-	-	-	-	2,920	2,937	-	-	2,920	2,937
Proinfa	204	213	-	-	-	-	-	-	204	213	-	-	204	213
Other (1)	195	118	-	-	108	-	4,828	4,465	5,131	4,583	-	-	5,131	4,583
Elejor	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dona Francisca	-	-	66	67	-	-	-	-	66	67	-	-	66	67
MRE Receipt	-	-	1,611	778	-	-	-	23	1,611	801	-	-	1,611	801
Avaiable	12,594	12,482	10,544	9,075	1,037	1,142	12,157	10,836	36,332	33,535	7,668	7,735	28,664	25,800
Captive Market	10,033	10,091	-	-	-	-	-	-	10,033	10,091	-	-	10,033	10,091
Concessionaires (2)	48	43	-	-	-	-	-	-	48	43	-	-	48	43
CCEE concessionaire supply (3)	-	-	78	78	-	-	-	-	78	78	-	-	78	78
CCEE (MCSD EN Assignments) (4)	105	349	-	-	-	-	-	-	105	349	-	-	105	349
CCEE (MVE) (5)	348	205	-	-	-	-	-	-	348	205	-	-	348	205
CCEE (MCP) (6)	1,057	736	290	(324)	29	107	77	36	1,453	555	-	-	1,453	555
Free Customers	-	-	-	631	93	-	5,762	3,969	5,855	4,600	-	-	5,855	4,600
Bilateral Agreements	-	-	108	271	102	-	6,044	5,521	6,254	5,792	-	-	6,254	5,792
Auction – CCEAR (7)	-	-	1,102	1,113	636	639	-	-	1,738	1,752	-	-	1,738	1,752
MRE assignment (8)	-	-	1,730	897	-	-	-	-	1,730	897	-	-	1,730	897
CER (9)	-	-	-	-	454	454	-	-	454	454	-	-	454	454
Copel Mercado Livre	-	-	7,175	6,348	143	-	-	-	7,318	6,348	7,318	6,348	-	-
Companies of the group	-	-	61	61	16	16	274	1,310	351	1,387	351	1,387	-	-
Losses and Differences	1,003	1,058	-	-	(436)	(74)	-	-	567	984	-	-	567	984
Basic network losses	295	283	-	-	-	-	-	-	295	283	-	-	295	283
Distribution losses	547	619	-	-	-	-	-	-	547	619	-	-	547	619
CG contract allocation (10)	161	156	-	-	-	0	-	-	161	156	-	-	161	156
(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Short-Term Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

COPEL Investor Relations

Exhibit III - ENERGY MARKET> ENERGY FLOW

ENERGY FLOW CONSOLIDATED 2Q22

GWh
Own Generation
5.896 40,0%
Purchased energy
8.833 60,0%
CCEAR: 3.044
Itaipu: 1.314
Dona Francisca: 33
CCEE (MCP): 12
Angra: 231
CCGF: 1.436
MRE: 62
Proinfa: 105
Other[1]: 2.596
Total Available Power
14.729
Captive Market
4.714 32,0%
Concessionaires[2]
25 0,2%
Electricity sales to distributor CCEE[3]
36 0,2%
Assignment MCSD EN[4]
53 0,4%
CCEE (MVE)[5]
175 1,2%
Free Customers
2.933 19,9%
Supplied Energy
6.661 45,2%
Bilateral Agreements: 2.964
CCEAR: 853
CER: 228
CCEE (MCP): 1.141
MRE: 1.475
Losses and Differences[6]
131 0,9%
Basic network losses: 114
Distribution losses: 169
CG contract allocation: 79
Wind Farms (231)

ENERGY FLOW CONSOLIDATED 1H22

GWh
Own Generation
9.522 33,2%
Purchased energy
19.142 66,8%
CCEAR: 6.124
Itaipu: 2.614
Dona Francisca: 66
CCEE (MCP): 12
Angra: 460
CCGF: 2.920
MRE: 1.611
Proinfa: 204
Outros[1]: 5.131
Total Available Power
28.664
Captive Market
10.033 35,0%
Concessionaires[2]
48 0,2%
Electricity sales to distributor CCEE[3]
78 0,3%
Assignment MCSD EN[4]
105 0,4%
CCEE (MVE)[5]
348 1,2%
Free Customers
5.855 20,4%
Supplied Energy
11.629 40,6%
Bilateral Agreements: 6.254
CCEAR: 1.738
CER: 454
CCEE (MCP): 1.453
MRE: 1.730
Losses and Differences[6]
567 2,0%
Basic network losses: 295
Distribution losses: 547
CG contract allocation: 161
Wind Farms (436)

Notes:

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuiçãc
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2018	2019	2020	2021	22-Jun
Geração e Transmissão	1,660	1,620	1,533	1,523	1,512
Distribuição	5,364	4,964	4,641	4,430	4,304
Telecomunicações	478	412	355	0	0
Holding	75	61	96	169	87
Comercialização	34	38	42	44	47
Serviços	-	-	-	217	-
TOTAL	7,611	7,095	6,667	6,383	5,950

Cotrolated Staff List	2018	2019	2020	2021	22-Jun
Compagás	159	148	142	133	132
UEG Araucária	17	16	17	15	15
Elejor	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,151.6
Thermoelectric	1		20.0		10.3
Wind	30		779.9		356.6
Total Copel GET	49		5,668.4		2,518.5
Interest	Amount		Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	8		500.9		273.8
Thermoelectric	1		393.1		296.5
Wind	4		52.8		28.0
Solar	1		1.1		-
Total Participations	14		947.9		598.3
TOTAL	63		6,616		3,117

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,638		795.7
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,978		431.2
Substation (amount)		8
TOTAL	TL	9,616		1,226.9
	Substation	53

DISTRIBUTION
Distribution lines (km)	206,456			Captive customers	4,969,191
Substations	386			Customers by distribution employee	1,155
Installed power substations (MVA)	11,746			DEC (in hundredths of an hour and minute)	7.55
Municipalities served	395			FEC (number of outages)	4.87
Locations served	1,113

MERCADO LIVRE
Number of contracts	1,678
Energy sold (GWh)	12,156

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,151.6	8,300.4
Large hydroelectric power plant (HPP)	4,801.8	2,109.2	8,128.0
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	603.3	2,171.1	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	578.5	2,289.3	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	605.6	2,225.4	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	109.0	380.5	01.03.2053
- Regime de Cotas (70%)	182.0	76.3	266.3
- Copel GeT(30%)	78.0	32.7	114.1
Colíder(5)	300.0	178.1	917.5	01.30.2046
Guaricana(5)	36.0	16.1	85.9	07.21.2028
Bela Vista(2)	29.8	18.6	58.3	01.02.2041
Small hydroelectric power station (SHP)	57.1	37.2	152.6
Cavernoso (5)	1.3	1.0	0.7	06.23.2033
Cavernoso II(5)	19.0	10.5	33.8	12.06.2050
Chaminé (5)	18.0	11.6	62.5	08.02.2028
Apucaraninha (5)	10.0	6.7	25.1	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	25.4	06.21.2032
São Jorge (5)	2.3	1.5	5.1	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	19.8
Marumbi	4.8	2.4	14.1	(6)
Chopim I	2.0	1.5	0.0	(3)
Melissa	1.0	0.6	2.0	(3)
Salto do Vau	0.9	0.6	2.6	(3)
Pitangui	0.9	0.1	1.1	(3)
Thermal Power Plant	20.0	10.3	0.0
Figueira	20.0	10.3	0.0	03.27.2019
Wind Power Plants	779.9	356.6	931.1
Eólica de Palmas (4)	2.5	0.4	1.2	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	104.8
GE Boa Vista S.A.	14.0	5.2	11.7	04.28.2046
GE Farol S.A.	20.0	8.8	23.1	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	36.3	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	33.8	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	211.6
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	30.2	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	28.7	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	28.2	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	33.5	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	32.4	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	41.3	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	17.3	04.09.2047
Complexo Eólico Cutia	180.6	71.4	209.9
UEE Cutia S.A.	23.1	9.6	29.0	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	24.5	05.11.2050
UEE Guajiru S.A.	21.0	8.3	22.0	01.05.2042
UEE Jangada S.A.	27.3	10.3	36.7	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	31.4	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	32.4	05.11.2050
UEE Potiguar S.A.	27.3	11.5	34.0	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	143.7
CGE São Bento do Norte I S.A.	23.1	10.1	25.8	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	32.4	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	24.0	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	20.5	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	22.3	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	18.7	08.04.2050
Complexo Eólico Vilas (8)	186.9	98.6	259.9
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	46.3	01.14.2054
Vila Maranhão I	32.0	17.8	45.5	01.11.2054
Vila Maranhão II	32.0	17.8	47.1	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	42.4	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	78.6	12.06.2054
TOTAL	5,668.4	2,518.5	9,231.5
(1) RAG of R$139.7 million, updated by Aneel's Resolution No. 2,902, of July 20, 2021.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.	(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.
(7) Plant in the process of modernization.
(8) Generation only for the month of Dec/2021.
* Considers internal consumption of generators.
	** Plant do not participate in the MRE.

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	604.3	500.9	273.8
Large hydroelectric power plant (HPP)		1,076.5	579.0	486.2	263.1
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	197.7	184.1	100.8	05.27.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	69.2	84.2	48.4	06.11.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.1	63.8	84.1	44.7	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	75.9	28.8	17.5	09.21.2037
Small hydroelectric power station (SHP)		35.2	25.3	14.7	10.7
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	12.19.2032
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	12.19.2032
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	08.15.2032
Thermal Power Plant		484.2	365.2	393.1	296.5
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	365.2	393.1	296.5	12.23.2029
Wind Power Plants		108.0	57.1	52.8	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.8	28.0	03.26.2047
Solar		2.3	-	1.1	-
Solar Paraná [3]	COPEL - 49%	2.3	-	1.127	-	09.15.2046
TOTAL		1,706.2	1,026.6	947.9	598.3
[1] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
[2] GSF reconciliation under approval. New term of the concession after approval: 08.15.2032.
[3] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,063	35	12,440	462.9	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	15.9	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.2	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	13.8	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	37.5	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.7	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	10.5	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	11.1	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	11.2	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	23.3	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	254	4	900	133.3	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	14.8	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	21.5	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.0	03.04.2035
Subtotal Copel GeT [7]			3,638	45	15,362	795.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	12.8	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	19.3	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	115.3	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	52.3	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	38.3	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	58.6	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	885	1	3,600	134.6	05.14.2044
Subtotal SPCs [8]			5,978	8	5,100	431.2
Total			9,616	53	20,462	1,226.9
[1] Proportional to Copel's interest in the project. Values referring to the 2021/2022 cycle according to REH 2,959/2021, without considering the adjustment portion (PA). It considers assets that came into operation until 06.30.2022.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2042). The value of the APR for the 2021-2022 cycle, excluding the RBSE, according to REH 2,959/21, is R$95.1 million. This value refers to the additional APR from reinforcements and improvements.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	Km of lines
4,971,651	1,113	395	13,8 kV	-	110,609
			34,5 kV	235	88,556
			69 kV	36	767
			138 kV	115	6,524
				386	206,456

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	4,969,191
Copel Dis employees	5,364	4,964	4,641	4,430	4,304
Consum/Emp	865	949	1,042	1,112	1,155

QUALITY OF SUPPLY

	Jan-Mar	DEC ¹ (hours)	FEC ² (outages)
	2018	10.31	6.22
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022 *	7.55	4.87
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Jun-18	6.05%	5.90%	4.70%	5.18%	8.07%	8.28%
Jun-19	6.05%	5.97%	4.70%	2.77%	8.14%	7.28%
Jun-20	6.05%	6.03%	4.70%	3.85%	8.18%	7.79%
Jun-21	6.05%	6.03%	4.70%	3.85%	8.18%	7.79%
Jun-22	5.79%	5.74%	4.47%	3.46%	7.77%	7.32%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 10, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.